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ALLIANCE ATLANTIS COMMUNICATIONS INC.

NOTICE AND
MANAGEMENT PROXY CIRCULAR

FOR THE
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
JUNE 19, 2006

May 1, 2006

ALLIANCE ATLANTIS COMMUNICATIONS INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders of Alliance Atlantis Communications Inc. (the "Corporation") will be held on Monday, the 19th day of June, 2006 at 11:00 a.m. at The Metro Toronto Convention Centre, North Building, Meeting Room 206, 255 Front Street West, Toronto, Ontario, Canada, for the following purposes:

1.
to receive the financial statements of the Corporation for the fiscal period ended December 31, 2005 together with the report of the auditors thereon;

2.
to elect directors for the ensuing year;

3.
to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4.
to consider, and if deemed appropriate, to approve amendments to the definition of Eligible Person in the Corporation's Share Compensation Plan; and

5.
to transact such other business as may properly come before the meeting or any adjournment thereof.

        DATED at Toronto, Ontario this 1st day of May, 2006.

By Order of the Board of Directors

ANDREA WOOD Executive Vice-President, General Counsel and Corporate Secretary

If you are not able to be present at the meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Canada, not later than 5:00 p.m. on June 15, 2006 or, if the meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned meeting.

TABLE OF CONTENTS

Page
SOLICITATION OF PROXIES	1
Availability of Documents	1
Appointment of Proxies	1
Form of Proxy for Class A Shareholders	1
Attendance and Voting	2
Non-Registered Holders	2
Revocation	3
VOTING OF PROXIES	3
VOTING SHARES AND RESTRICTED SECURITIES	3
AUTHORIZED CAPITAL	3
DESCRIPTION OF THE CORPORATION'S SHARE CAPITAL	4
Class A Shares and Non-Voting Securities	4
Ownership and Transfer Restrictions	5
PRINCIPAL HOLDERS OF VOTING SECURITIES	5
PARTICULARS OF MATTERS TO BE ACTED ON	6
Approval of the Resolution Amending the Share Compensation Plan	6
ELECTION OF DIRECTORS	7
Nominees to the Board of Directors	7
APPOINTMENT OF AUDITORS	12
COMPENSATION OF EXECUTIVE OFFICERS	13
Compensation of Executive Officers	13
SUMMARY COMPENSATION TABLE	13
OPTION/STOCK APPRECIATION RIGHTS GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR	14
AGGREGATED OPTION/STOCK APPRECIATION RIGHTS EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/STOCK APPRECIATION RIGHTS VALUES	15
EMPLOYMENT CONTRACTS	15
Phyllis Yaffe	15
Michael MacMillan	16
David Lazzarato	16
Edward Riley	16
Brad Alles	17
COMPOSITION OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE	17
Role of the Human Resources and Compensation Committee	17
REPORT ON EXECUTIVE COMPENSATION	17
Philosophy	17
Compensation of the Chief Executive Officer	19
Performance Graph	21
COMPENSATION OF DIRECTORS	21
Table of Directors Options and PSAP Grants	23
COMPENSATION PLANS	25
Equity Compensation Plans	25
Other Compensation Plans	25
INDEBTEDNESS	26
AGGREGATE INDEBTEDNESS AS AT MAY 1, 2006	26
TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS AND OTHER PROGRAMS	26
CORPORATE GOVERNANCE PROCEDURES	26
Audit Committee Disclosure Required Pursuant to MI 52-110	27
Lead Director	27
NASDAQ Delisting	27
The Sarbanes-Oxley Act of 2002	28
Recent Corporate Initiatives	28
Corporate Governance Disclosure (Form 58-101FI)	29
Expectations of Management	44
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE	45
INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS	45
SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING	45
DIRECTORS' APPROVAL	45
APPENDIX I	46
EQUITY COMPENSATION PLANS	46
Share Compensation Plan	46
Share Option Plan	46
Share Purchase Plan	47
Alliance Atlantis Alternate Compensation Plan	48
Performance Share Appreciation Plan	48
Former Alliance Employee Stock Option Plan	50
OTHER COMPENSATION PLANS	52
Deferred Share Unit Plan	52
Restricted Share Unit Plan	52
Retirement Savings Program	53
Advertising Sales Commission Plan	54
Consideration Pool Plan — Motion Picture Distribution LP	54
Capital Pool Plan — Motion Picture Distribution LP	54
Equity Bonus Plan — Motion Picture Distribution LP	54
EXHIBIT 1	56
Resolution of the Shareholders	56

i

ALLIANCE ATLANTIS COMMUNICATIONS INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
JUNE 19, 2006

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

        The information contained in this management proxy circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the annual and special meeting of shareholders (the "Meeting") of Alliance Atlantis Communications Inc. (the "Corporation") to be held on Monday, the 19th day of June, 2006 at 11:00 a.m. Toronto time at The Metro Toronto Convention Centre, North Building, Meeting Room 206, 255 Front Street West, Toronto, Ontario, Canada, and at all adjournments of the Meeting, for the purposes set forth in the accompanying notice of meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by employees of the Corporation. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation and the total cost of the solicitation will be borne by the Corporation. The information contained in this Circular is given as at May 1, 2006, except where otherwise noted.

Availability of Documents

        Copies of the Corporation's consolidated balance sheets as at December 31, 2005 and December 31, 2004 and consolidated statements of earnings (loss), deficit and cash flows for calendar 2005 ("Calendar 2005"), calendar 2004 ("Calendar 2004") and the nine-month fiscal period ended December 31, 2003, together with the report of the auditors thereon, management's discussion and analysis of the Corporation's financial condition and results of operations for Calendar 2005, Calendar 2004 and the nine-month fiscal period ended December 31, 2003 (collectively referred to as the ("2005 Financial Statements"), the Corporation's annual information form for Calendar 2005 (together with the documents incorporated therein by reference), and this Circular are available upon request and without charge to security holders of the Corporation by writing to the Corporate Secretary of the Corporation at 121 Bloor Street East, Suite 1500, Toronto, Ontario, M4W 3M5. These documents are also available on SEDAR at www.sedar.com.

Appointment of Proxies

        If you do not wish to attend the meeting, you should complete and return the enclosed form of proxy. The persons named in the enclosed form of proxy are representatives of management of the Corporation and are directors and/or officers of the Corporation. You have the right to appoint someone else to represent you at the meeting. Only holders of Class A Voting Shares ("Class A Shares") are entitled to vote at the Meeting. Holders of Class A Shares who wish to appoint some other person to represent such shareholder at the Meeting may do so by inserting such person's name in the blank space provided in the relevant form of proxy. Such other person need not be a shareholder of the Corporation.

        To be valid, proxies must be deposited with Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Canada, not later than 5:00 p.m. on June 15th, 2006 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned meeting. If you have any questions with respect to your proxy and you are a registered shareholder, you may contact Computershare Investor Services Inc. through their website at www.computershare.com.

        In November, 2003, the Corporation changed its year end from March 31 to December 31.

Form of Proxy for Class A Shareholders

        The form of proxy forwarded to holders of Class A Shares affords the shareholder the opportunity to specify whether the Class A Shares registered in the shareholder's name will be:

  (a)
  voted or withheld from voting in respect of the election of directors;

  (b)
  voted or withheld from voting in respect of the appointment of auditors at a remuneration to be fixed by the directors; and

  (c)
  voted or withheld from voting in respect of approving an amendment to the Corporation's Share Compensation Plan.

Attendance and Voting

        Only registered holders of Class A Shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend, speak at and vote on all matters that may properly come before the Meeting. Each Class A Share entitles the holder to one vote for each Class A Share held. Registered holders of the Corporation's Class B Shares (the "Non-Voting Securities") are permitted solely to attend and speak at the Meeting.

Non-Registered Holders

        In many cases, Class A Shares and Non-Voting Securities of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are registered either:

  (a)
  in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

  (b)
  in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

        In accordance with the requirements of the Canada Business Corporations Act and Canadian securities law, the Corporation has distributed copies of the notice of meeting, this Circular, the form of proxy for Class A Shareholders and the Corporation's annual report containing the 2005 Financial Statements (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

        Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use a service company (such as ADP Investor Communications) to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders of Class A Shares who have not waived the right to receive meeting materials will either:

  (a)
  be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Canada, as described above; or

  (b)
  more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder of Class A Shares in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

        The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Please note that holders of Non-Voting Securities are permitted only to attend and speak at the Meeting, but may not vote in respect of any resolution. Should a Non-Registered Holder of Class A Shares who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders of Class A Shares should carefully follow the instructions of their Intermediaries and their service companies.

Revocation

        A registered shareholder who has given a proxy may revoke the proxy:

  (a)
  by completing and signing a proxy bearing a later date and depositing it with Computershare Investor Services Inc. as described above; or

  (b)
  by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing:

  (i)
  at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or

  (ii)
  with the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting; or

  (c)
  in any other manner permitted by law.

        A Non-Registered Holder of Class A Shares may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF PROXIES

        The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such direction, such shares will be voted by the management representatives:

  (a)
  FOR the election of the directors nominated by management;

  (b)
  FOR the appointment of PricewaterhouseCoopers LLP as auditors and to authorize the directors to fix their remuneration; and

  (c)
  FOR the approval of a shareholders resolution authorizing an amendment to the definition of Eligible Person in the Corporation's Share Compensation Plan.

        The enclosed form of proxy confers discretionary authority upon the management representatives with respect to amendments to matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments or other matters.

VOTING SHARES AND RESTRICTED SECURITIES

        On May 1, 2006, the Corporation had outstanding 1,005,447 Class A Shares and 41,884,287 Non-Voting Securities. Each holder of Class A Shares of record at the close of business on May 8, 2006, (the "Record Date") the record date established for notice of the Meeting and for voting in respect of the Meeting will be entitled to one vote for each Class A Share held on all matters proposed to come before the Meeting. On the Record Date, the Corporation had outstanding 1,005,447 Class A Shares and 41,884,287 Non-Voting Securities. Holders of Non-Voting Securities may attend and speak at the Meeting, but may not vote in respect of any of the matters to come before the Meeting.

AUTHORIZED CAPITAL

        The authorized capital of the Corporation consists of an unlimited number of Class A Shares and an unlimited number of Non-Voting Securities.

DESCRIPTION OF THE CORPORATION'S SHARE CAPITAL

Class A Shares and Non-Voting Securities

        Voting Rights — The Class A Shares entitle the holders thereof to one vote per share. The Non-Voting Securities do not entitle the holders thereof to any votes at meetings of shareholders of the Corporation, subject to the condition that the Non-Voting Securities entitle the holders thereof to one vote per share on any vote in respect of the liquidation, dissolution or winding-up of the Corporation or the sale, lease or exchange of all or substantially all of its property and as otherwise provided by law.

        Payment of Dividends — The holders of Class A Shares and Non-Voting Securities participate equally with each other in respect of the payment of dividends, including the amount per share of the dividend.

        Distribution of Assets — The Class A Shares and Non-Voting Securities rank equally with each other in respect of the return of capital in the event of the liquidation, dissolution or other distribution of assets of the Corporation for the purpose of winding up its affairs.

        Preservation of Rights — If either of the Class A Shares or Non-Voting Securities are subdivided, consolidated, reclassified or otherwise changed, appropriate adjustments shall be made at the same time to the rights attaching to the shares of the other class to ensure the preservation of the rights of each class in relation to those of the other.

        Conversion Rights — (a) Each Class A Share is convertible at any time, at the holder's option, into one fully paid and non-assessable Non-Voting Securities.

(b)
If an offer (the "Offer") is made to purchase Class A Shares and the Offer is one which must, pursuant to applicable securities legislation or the rules of a stock exchange on which the Class A Shares are then listed, be made to all or substantially all of the holders of Class A Shares in a province of Canada to which the requirement applies, each of the Non-Voting Securities will become convertible at the option of the holder, at any time commencing eight days after the Offer is made and ending at the expiration of the Offer, into one Class A Share. The conversion right may be exercised only for the purpose of depositing the resulting Class A Shares in response to the Offer and the transfer agent of the Corporation (the "Transfer Agent") will deposit the resulting Class A Shares on behalf of the shareholder. No share certificates representing the Class A Shares will be delivered to the shareholder.

  If

    (i)
    Class A Shares resulting from the conversion and deposited pursuant to the Offer are withdrawn by the shareholder or are not taken up by the offeror, or

    (ii)
    the Offer is abandoned or withdrawn by the offeror,

the Class A Shares will be re-converted into Non-Voting Securities and a share certificate representing the Non-Voting Securities will be sent to the Shareholder by the Transfer Agent.

        If the offeror takes up and pays for the Class A Shares resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the offeror.

        There is no right to convert the Non-Voting Securities into Class A Shares in the following cases:

  (a)
  the Offer is not required under applicable securities legislation or the rules of a stock exchange on which the Class A Shares are then listed to be made to all or substantially all holders of Class A Shares who are resident in a province of Canada to which the legislation applies (that is, the Offer is an "exempt take-over bid" within the meaning of such securities legislation);

  (b)
  an offer to purchase Non-Voting Securities is made concurrently with the Offer and the two offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects. The offer to purchase the Non-Voting Securities must be unconditional, subject to the exception that the offer for the Non-Voting Securities may contain a condition to the effect that the offeror not be required to take up and pay for Non-Voting Securities tendered in response to the offer if no Class A Shares are purchased pursuant to the Offer; or

  (c)
  holders of Class A Shares representing, in the aggregate, more than 50% of the outstanding Class A Shares (excluding shares owned immediately prior to the Offer by the offeror and any party acting jointly or in concert with the offeror, as defined in the relevant securities legislation) certify to the Transfer Agent and to the Corporate Secretary that they will not tender any shares in response to the Offer and such certificate is not withdrawn during the offer period.

        Each Non-Voting Security will be automatically converted into one Class A Share in the event that the Corporation fails to deliver to the Transfer Agent, within 140 days of the end of the immediately preceding fiscal year of the Corporation, a certificate, signed by the Chairman of the Board of Directors of the Corporation (the "Board") that an independent committee of the Board has determined that it continues to be necessary for the Corporation to be Canadian controlled, or that there be limitations on the number of shares held by non-Canadians, for the purpose of determining the eligibility of the Corporation for financial incentives or assistance or licences from any Canadian federal or provincial government or agency or for any other regulatory purpose. Such certificate has been delivered to the Transfer Agent in respect of Calendar 2005.

Ownership and Transfer Restrictions

        Applicable laws and the nature of the Corporation's business require that it ensure that the level of non-Canadian ownership be monitored and limited. Accordingly, the articles of the Corporation contain a provision which permits the Corporation to prohibit the issuance or transfer of its shares to any person who is not a "Canadian" (within the meaning of any applicable statute, regulation, guideline or policy) if the issue or transfer would cause the Corporation to cease to be qualified to carry on any relevant business. The current limit on non-Canadian ownership of the Corporation's shares in the aggregate is shares representing not more than 33 1/3% of all issued and outstanding voting shares and not more than 33 1/3% of the votes attached to all issued and outstanding voting shares.

        Before an issue or transfer of shares is recorded in the register of the Corporation's shareholders, the purchaser or transferee, as the case may be, may be required to submit to the Corporation or its agents a declaration as to the purchaser's or transferee's beneficial ownership of shares of the Corporation, its citizenship and such other matters as the Board of the Corporation may deem relevant in order to determine whether the registration of the purchaser or transferee should be prohibited. Such a declaration may also be required at any time when proxies are being solicited from shareholders, before or at any meeting of shareholders or at any time when, in the opinion of the directors of the Corporation, the holding of shares by any non-Canadian person should be prohibited. The Corporation's shareholders are, therefore, restricted from selling their shares to non-Canadians to the extent that the resulting holdings would result in a breach of these restrictions. In addition, the directors of the Corporation may refuse to register a transfer of any shares of the Corporation if such transfer could require the prior approval of the Canadian Radio-television and Telecommunications Commission or any other governmental body or authority having or purporting to have jurisdiction.

PRINCIPAL HOLDERS OF VOTING SECURITIES

        As at May 1, 2006, to the knowledge of the directors and officers of the Corporation, the only persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, shares of the Corporation carrying more than 10% of the voting rights attached to any class of outstanding shares of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting are indicated below. The number and class of securities indicated have been provided by the holders thereof and have not been independently verified by the Corporation.

Name	Number of Class A Shares	Percentage of Class A Shares
Southhill Strategy Inc.(1)	670,995	66.7%
Sumac Corporation Limited(2)	127,242	12.7%

Note:

(1)
Southhill Strategy Inc. is controlled by Michael MacMillan and Seaton McLean.

(2)
Sumac Corporation Limited is controlled by Donald Sobey. Mr. Sobey controls an additional 15,000 Class A Shares through the Donald R. Sobey Foundation.

PARTICULARS OF MATTERS TO BE ACTED ON

Approval of the Resolution Amending the Share Compensation Plan

        On February 13, 2006, the Human Resources and Compensation Committee of the Board approved, subject to shareholder approval, an amendment to the definition of "Eligible Person" under Section 1.4.G of the Share Compensation Plan so as to remove the exclusion of Michael MacMillan and Edward Riley, from the definition of "Eligible Person". The effect of the amendment would be to permit Messrs. MacMillan and Riley to qualify for future stock option grants in accordance with the Corporation's Share Compensation Plan along with all of the other eligible permanent employees and directors.

        The Corporation's Share Compensation Plan was initially approved by the shareholders of the Corporation on September 16, 1998. On August 17, 2000 the shareholders approved certain amendments to the Share Compensation Plan, including one which explicitly excluded Messrs. MacMillan and Riley from receiving additional grants of options under the plan, effective July 19, 2000. The purpose of excluding these individuals from receiving option grants at that time was that the Corporation was implementing a long-term incentive program in which they were eligible to participate in lieu of additional grants of stock options. That long-term incentive program was replaced by the Performance Share Appreciation Plan ("PSAP") in 2003. (See "Appendix I — Equity Compensation Plans — Performance Share Appreciation Plan"). Under the PSAP, the Board was only entitled to grant PSAP awards in 2003, 2004 and 2005 to certain individuals. Grants were made in 2003 and 2004 but not in 2005 as the Board concluded that the incentive created by the 2003 and 2004 grants was sufficient to ensure a fair and balanced reward to the senior executives. As the PSAP has not been amended to permit grants beyond 2005 and no further PSAPs may be awarded, the Board now considers it appropriate to permit Messrs. MacMillan and Riley to participate in the share option component of the Share Compensation Plan in order to bring their long-term incentive entitlements in line with those available to other officers of the Corporation. No increase in the number of options available under the Share Compensation Plan is being sought.

        At the meeting, the shareholders will be asked to consider, and if deemed advisable, to pass a Share Compensation Plan Resolution in the form attached as Schedule 1 to this Circular, amending the definition of "Eligible Person" under Section 1.4.G of the Share Compensation Plan to remove the exclusion of Michael MacMillan and Edward Riley for the purposes of qualifying for future stock option grants. (See "Appendix I — Equity Compensation Plans — Share Compensation Plan").

        In order for the Share Compensation Plan Resolution to be effective, it must be passed by a majority of the votes cast at the Meeting. Securities laws require insiders entitled to receive a benefit under an arrangement to abstain from voting only if the securities issued and issuable under all security based compensation arrangements, exceed 10% of the Corporation's total issued and outstanding securities. The proposed amendment would not result in securities issued and issuable exceeding 10% of the Corporation's total issued and outstanding securities. Although Mr. MacMillan is entitled to vote on the Share Compensation Plan Resolution amending the definition of "Eligible Person" under the Share Compensation Plan, he has voluntarily elected to abstain from voting the shares that he controls on this matter, including Class A shares held by Southhill Strategy Inc. Mr. Riley does not own or control any Class A shares and therefore will not be voting at the Meeting.

        Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote FOR the approval of the Share Compensation Plan Resolution amending the definition of "Eligible Person" to no longer exclude Michael MacMillan and Edward Riley for the purposes of qualifying for future stock option grants under the Share Compensation Plan.

ELECTION OF DIRECTORS

        The articles of the Corporation stipulate that the Board shall consist of a minimum of ten directors and a maximum of 20. The directors of the Corporation may fill vacancies resulting from the death, resignation or retirement of directors. In addition, the Board is authorized to appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of additional directors so appointed cannot exceed one-third of the number of directors elected at the previous annual meeting of shareholders. The term of office of each director expires at the Meeting.

        The number of directors currently in office is thirteen. Mr. Pierre DesRoches has informed the Board that he wishes to retire from the Board and therefore will not stand for re-election at the Meeting. The Board has determined that the number of directors to be elected at the Meeting is twelve. The management representatives designated in the enclosed form of proxy intend to vote for the election of directors of the proposed nominees whose names are set out below. All such nominees are now directors and have been directors since the dates indicated below. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the designated management representatives reserve the right to vote for another nominee at their discretion. Each director elected will hold office until the next annual meeting or until his successor is elected or appointed.

        The Corporation has an Audit Committee, an Executive Committee, a Corporate Governance and Nominating Committee and a Human Resources and Compensation Committee. The members of these committees as at December 31, 2005 are indicated below. The Terms of Reference of the Committees may be found on the Corporation's website at www.allianceatlantis.com under the Corporate Governance section. In Calendar 2005, the Board met nineteen times, the Audit Committee met six times, the Executive Committee met once, the Corporate Governance and Nominating Committee met four times and the Human Resources and Compensation Committee met ten times.

			Number of Meetings Attended in 2005
Nominee for Election as Director(1)		Shareholdings as at May 1, 2006
	Director Since		Board		Committees
ANTHONY F. GRIFFITHS(2)(3) Lead Director AGE: 75	January 1996	10,275 Non-Voting Securities 13,000 Options for Non-Voting Securities 11,572 DSUs(4) 8,000 PSAPs	9 of 10 16 of 19	(5) (6)	6 of 6 AC	(7)

Anthony Griffiths resides in Toronto, Ontario. Since 1993, Mr. Griffiths has been associated with various companies acting as an independent consultant. Mr. Griffiths is the Chairman of the boards of directors of Russel Metals Inc., Cunningham Lindsey Inc. and Novadaq Technologies Inc. Mr. Griffiths is also a director of Jaguar Mining Inc., Vitran Corporation, Fairfax Financial Holdings Limited, Northbridge Financial Corporation, PreMD Inc., Hub International Limited and Odyssey Re Holdings Corp. Formerly, Mr. Griffiths was President and Chief Executive Officer of Jonlab Investments, Chairman and Chief Executive Officer of Canadian Cablesystems Ltd., Chairman, President and Chief Executive Officer of Mitel Corp. and Vice-Chairman and Chief Executive Officer of Harding Carpets.

RUPERT DUCHESNE(8) AGE: 46	February, 2006	124 DSUs	N/A		N/A

Rupert Duchesne resides in Montreal, Quebec. Mr. Duchesne is the President & Chief Executive Officer of Aeroplan GP and the Aeroplan Income Fund which was spun-off by ACE Aviation Holdings in an IPO in June 2005. He has been President and Chief Executive Officer of Aeroplan since August 2000. Prior to his current position, Mr. Duchesne served as Chief Integration Officer, overseeing the merger of Air Canada and Canadian Airlines International. He has also served Air Canada as Senior Vice President, International and Vice President, Marketing. He is a member of the board of trustees of the Art Gallery of Ontario where he was recently elected Vice President of the board, is a member of the Executive Committee and chairs the Public Affairs committee. He is also a member of the boards of the NeuroScience Canada Partnership and NeuroScience Canada Foundation.

HAROLD "SONNY" GORDON Q.C. AGE: 68	December 1992	9,890 Class A Shares 10,103 Non-Voting Securities 13,000 Options for Non-Voting Securities 15,883 DSUs 4,670 PSAPs	10 of 10 18 of 19	(5) (6)	4 of 4 GC(7)

Harold Gordon resides in Sunny Isles, Florida. In November 2001, Mr. Gordon was appointed Chairman of the board of directors of Dundee Corporation (formerly, Dundee Bancorp Inc.) Mr. Gordon has previously worked as a special assistant to a Minister of the Federal Government of Canada, was a managing partner of Stikeman Elliott LLP during his 28-year career as a practicing lawyer and was most recently Vice Chairman of Hasbro Inc. Mr. Gordon serves as a director of Dorel Industries Limited, Dundee Corporation, PetHealth Inc., Madacy Holdings Ltd., and Transcontinental Inc. and is Chairman of the Sauve Scholars Foundation.

ELLIS JACOB Age: 52	December 1992	633 Non-Voting Securities 113,000 Options for Non-Voting Securities 11,900 DSUs 4,670 PSAPs	10 of 10 13 of 19	(5) (6)(9)	6 of 6 AC 1 of 1 EC(7)

Ellis Jacob resides in Toronto, Ontario. Mr. Jacob is the President and Chief Executive Officer, and Director, General Partner of Cineplex Entertainment LP, Canada's largest motion picture exhibitor. From 1999 to November 2003, Mr. Jacob was the Chief Executive Officer and co-founder of Galaxy Entertainment Inc., a movie theatre circuit concentrated in mid-size Canadian markets. From September 1998 to October 2000, Mr. Jacob was a consultant to the Corporation and prior to September 1998, Mr. Jacob was the Executive Vice President and then Chief Operating Officer of Cineplex Odeon Corporation. Mr. Jacob is a director of the Toronto International Film Festival Group, the Motion Picture Theatre Associations of Canada and various charitable boards and committees.

ALLEN KARP, Q.C.(10) AGE: 65	March 1992	8,029 Non-Voting Securities 13,000 Options for Non-Voting Securities 11,252 DSUs 4,670 PSAPs	10 of 10 18 of 19	(5) (6)	1 of 1 EC 10 of 10 HR	(7)

Allen Karp resides in Toronto, Ontario. Mr. Karp was a partner in the law firm of Goodman and Carr LLP, where he practiced law from 1966 until 1986. Mr. Karp had been with Cineplex Odeon Corporation since 1986, where he retired as Chairman and Chief Executive Officer in 2002; and as Chairman Emeritus in 2005. Mr. Karp also: sits on the board of directors of Teknion Corporation, where he is lead director and sits on all major committees; is a trustee of Royal LePage Franchise Services Fund and a director of its management company, the Chair of its corporate governance committee and sits on the audit committee; is a trustee and Chairman of IBI Income Fund, sits on the audit committee and is Chair of the corporate governance committee; is a director of TuCows Inc. and sits on the audit committee; and, is Chairman of the Toronto International Film Festival Group and a member of all major committees.

DAVID J. KASSIE AGE: 50	December 1992	718 Non-Voting Securities 13,000 Options for Non-Voting Securities 10,699 DSUs 8,000 PSAPs	10 of 10 13 of 19	(5) (6)(11)	1 of 1 EC 10 of 10 HR

David Kassie resides in Toronto, Ontario. Mr. Kassie is a Principal, Chairman and Chief Executive Officer of Genuity Capital Markets. He was the Chairman of Carem Merchant Bank in 2004. Prior to February, 2004, he was the Chairman and Chief Executive Officer of CIBC World Markets and the Vice Chairman of CIBC. Mr. Kassie has extensive experience as an advisor, underwriter and principal. Mr. Kassie is actively involved in community and charitable organizations and is on the board of directors of the Shoah Foundation, the Hospital for Sick Children and the Ivey School of Business. He is a past board member of Women in Capital Markets and was Chairman of the University of Guelph Campaign and the Patrons' Council Chair for An Evening with Rudolph Giuliani in November, 2002.

MICHAEL I. M. MACMILLAN AGE: 49	May 1978	670,995 Class A Shares(12) 27,889 Non-Voting Securities 125,000 Options for Non-Voting Securities 466,200 PSAPs	10 of 10 19 of 19	(5) (6)	1 of 1 EC

Michael MacMillan resides in Toronto, Ontario. Mr. MacMillan is the Executive Chairman of Alliance Atlantis. Up until June 2005, Mr. MacMillan was the Chairman and the Chief Executive Officer of the Corporation. Mr. MacMillan has served on various corporate boards and has participated in a number of community focused organizations over many years. He is currently on the boards of the Canadian Club of Toronto and the Toronto International Film Festival and is a Vice-Chair of Upper Canada College.

DR. MARGOT NORTHEY AGE: 66	September 2001	1,491 Non-Voting Securities 13,000 Options for Non-Voting Securities 6,939 DSUs 4,670 PSAPs	10 of 10 18 of 19	(5) (6)	6 of 6 AC 9 of 10 HR

Dr. Margot Northey resides in North Saanich, British Columbia. Dr. Northey was a Professor and Dean of Queen's School of Business at Queen's University in Kingston, Ontario from September 1995 to June 2002. Dr. Northey is currently on the board of directors of Stressgen Biotechnologies, Norbord Inc., British Columbia Transmission Corp., Wawanesa Insurance Company, Nexfor Inc. and Fraser Papers Inc. Dr. Northey has been a Vice President of the International Association of Business Communicators and a Director of the Association to Advance Collegiate Schools of Business. Dr. Northey has also served on the selection committee for the CEO of the Year Award and for the Ontario Rhodes Scholarships. Dr. Northey is the author of five books and many articles.

BARRY J. REITER(13) AGE: 57	September 1993	1 Class A Share 14,723 Non-Voting Securities 13,000 Options for Non-Voting Securities 14,803 DSUs 8,000 PSAPs	10 of 10 19 of 19	(5) (6)	1 of 1 EC 4 of 4 GC

Barry Reiter resides in Toronto, Ontario. Effective May 15, Mr. Reiter became a senior partner in the Toronto office of law firm Bennett Jones LLP. Mr Reiter was, until May 12, 2006 a senior partner and Chairman of the Technology Group and Co-Chair of the Corporate Governance practice of Torys LLP, a law firm based in New York and Toronto. Mr. Reiter is also a director of Avotus Corporation, Skypower Corporation, Skypower Wind Energy Fund, Park Avenue Investment Corporation, Motion Picture Distribution Inc. and 724 Solutions Inc., and is a member of the advisory board of Hunter Keilty Muntz & Beatty, RBC Technology Ventures Inc and the Centre for Innovation Law and Policy.

DONALD R. SOBEY AGE: 71	September 1996	142,242 Class A Shares 2,074 Non-Voting Securities 25,520 Options for Non-Voting Securities 12,951 DSUs 8,000 PSAPs	6 of 10 13 of 19	(5) (6)	4 of 6 AC 8 of 10 HR

Donald Sobey resides in Stellarton, Nova Scotia. Mr. Sobey is the Chairman Emeritus of Empire Company Limited. He was Chairman of Empire Company Limited from 1985 to 2004. Mr. Sobey sits on several boards of directors including Sobeys Inc., Stora Enso Port Hawkesbury and World Wildlife Fund. Mr. Sobey is the current Chair of the National Gallery of Canada and a member of the supervisory board of Trader Classified Media.

ROBERT J. STEACY(14) AGE: 56	March 2005	3,491 Non-Voting Securities 3,000 Options for Non-Voting Securities 2,375 DSUs	7 of 7 15 of 19	(5)(14) (6)(14)	4 of 6 AC

Robert Steacy resides in Toronto, Ontario. Mr. Steacy retired in May 2005 as Executive Vice President and Chief Financial Officer of Torstar Corporation, where he served as the senior financial officer for 16 years. He currently serves as a director of Domtar Inc. and of the University of Toronto Press. He is also a trustee of Cineplex Galaxy Income Fund and Somerset Entertainment Income Fund. Mr. Steacy serves on the audit committees for each of the organizations and is the Chairman of the audit committees of Domtar Inc. and the Cineplex Galaxy and Somerset Entertainment Income Funds.

PHYLLIS N. YAFFE(15) AGE: 57	November 2005	7,377 Non-Voting Securities 238,000 Options for Non-Voting Securities 183,400 PSAPS 21,468 DSUs 5,300 RSUs(16)	2 of 2 3 of 3	(5)(15) (6)(15)	N/A

Phyllis Yaffe resides in Toronto, Ontario. Ms. Yaffe is Chief Executive Officer, and director of Alliance Atlantis. Ms. Yaffe was appointed Chief Executive Officer in June 2005. From April 2004 to May 2005, Ms. Yaffe was the Chief Operating Officer of the Corporation. Prior to her role as COO, between February 2001 to April 2004, Ms. Yaffe was the Chief Executive Officer of Alliance Atlantis Broadcasting Inc. Previously, between August 1999 to February 2001, Ms. Yaffe served as the President of Alliance Atlantis Broadcasting Inc. Ms. Yaffe presently sits on the board of Motion Picture Distribution Inc., the Ryerson University board, the World Wildlife Fund board and is Chair of the Canadian Abilities Foundation board.

Notes:

(1)
Each of the directors has held the principal occupations listed below for the preceding five years except where otherwise noted.

(2)
Effective November 22, 2002, Mr. Griffiths was appointed Lead Director of the Board.

(3)
Before resigning in June, 2004, Anthony Griffiths was a member of the board of directors of Brazilian Resources Inc. ("Brazilian") which was the subject of a temporary cease trade order issued by the OSC on June 10, 2001, relating to management and insiders for late filing of financial statements. The order was rescinded on July 30, 2001. Mr. Griffiths was formerly a director of Consumers Packing Inc. (resigned April, 2002), while it operated under the protection of the Companies' Creditors Arrangement Act ("CCAA") in 2001. During the protection period, cease trade orders were issued against management and insiders due to the failure to file financial statements. Mr. Griffiths was also a director of Consumers Packaging Inc. at the time it was placed in liquidation under the protection of the CCAA in 2001, and he was a director of Slater Steel Inc. (resigned August, 2004) which operated under the protection of the CCAA in an orderly wind-down (2003).

(4)
These represent deferred share units. See "Appendix I — Other Compensation Plans — Deferred Share Unit Plan".

(5)
This represents attendance at regularly scheduled Board meetings of which there were ten in 2005.

(6)
This represents total attendance at all Board meetings, including the ten which were regularly scheduled and nine additional meetings.

(7)
AC means Audit Committee; EC means Executive Committee. GC means Corporate Governance and Nominating Committee; and HR means Human Resources and Compensation Committee.

(8)
Mr. Duchesne was appointed to the Board on March 2, 2006. He was an officer of Aeroplan when Air Canada filed for protection under CCAA on April 1, 2003. Air Canada came out of bankruptcy protection and completed its restructuring on September 30, 2004.

(9)
Mr. Jacob recused himself from five Board meetings in 2005.

(10)
Allen Karp was a director of Cineplex Odeon Corporation which filed under CCAA in February, 2001 and was discharged in March 2002 and Loews Cineplex Entertainment Corp. which filed under Chapter 11 in 2001.

(11)
Mr. Kassie recused himself from four Board meetings in 2005.

(12)
A corporation controlled by Mr. MacMillan and Seaton McLean controls 670,995 Class A Voting Shares of the Corporation.

(13)
Mr. Reiter was a director of LAVA Systems Inc. In 1999, LAVA's common shares were the subject of a cease trade order for a period exceeding 30 consecutive days, which is currently in effect. In addition, in that year LAVA had a receiver appointed to hold and dispose of its assets. Mr. Reiter was also a director of Battery Technologies Inc. ("BTI") BTI declared bankruptcy in 2003.

(14)
Robert Steacy was appointed a director on March 30, 2005 after the first three Board meetings of 2005 were held and he recused himself from another board meeting later in the year. Two Audit Committee meetings were held prior to Mr. Steacy's appointment to the Audit Committee. Mr. Steacy was a director of ITI Education Corporation ("ITI"), as a result of Torstar's partial ownership of ITI, when it voluntarily agreed to the appointment of a receiver in August, 2001. Mr. Steacy resigned from the board of ITI on August 16, 2001. In October 2001, a cease trading order was issued against ITI by the OSC which prohibited the trading of securities of ITI until filing of an Order of Revocation by the OSC. The cease trading order was imposed as a result of ITI's failure to file its interim financial statements in accordance with Ontario securities law.

(15)
Ms. Yaffe was appointed to the Board on November 10, 2005.

(16)
This represents restricted share units. See "Appendix I — Other Compensation Plans — Restricted Share Unit Plan".

APPOINTMENT OF AUDITORS

        The management representatives designated in the enclosed form of proxy intend to vote in favour of the reappointment of PricewaterhouseCoopers LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP have been the auditors of the Corporation, or its predecessor, since 1990.

        For Calendar 2005, fees for audit and audit related services provided by the auditors for the Corporation and its subsidiaries were $6,104,337 as compared to $5,010,440 in Calendar 2004. Non-audit fees paid to the auditors relating to tax planning and compliance, internal control, risk management and other advisory services were $620,341 in Calendar 2005 and $471,756 in Calendar 2004.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation of Executive Officers

        The tables and related narrative below present information about compensation of the Corporation's "Named Executive Officers". Securities legislation provides that the Named Executive Officers must include the Chief Executive Officer, the Chief Financial Officer and each of the Corporation's three most highly compensated "executive officers" (as defined in the applicable securities rules) determined on the basis of the total cash compensation (salary and bonus) earned in Calendar 2005. During Calendar 2005 there were two individuals consecutively holding the office of Chief Executive Officer and two individuals holding the office of Chief Financial Officer. Mr. MacMillan held the office of Chief Executive Officer from January 1, 2005 to May 31, 2005, after which he became Executive Chairman. Ms. Yaffe became Chief Executive Officer on June 1, 2005. Judson Martin resigned as Senior Executive Vice President and Chief Financial Officer effective June 30, 2005 and David Lazzarato joined the Corporation as Executive Vice President and Chief Financial Officer effective May 30, 2005.

SUMMARY COMPENSATION TABLE

			Annual Compensation						Long-Term Compensation
									Awards		Payouts
Named Executive Officer	Year		Salary ($)		Bonus ($)		Other Annual Compensation ($)(1)		Securities Under Options(2)/ Stock Appreciation Rights Granted(3) (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts(4) ($)	All Other Compensation ($)

Phyllis N. Yaffe Chief Executive Officer(5)	C2005 C2004 A2004	(6) (7) (8)	564,583 500,000 375,000	(9) (10)	739,583 500,000 375,000	(11)	— — —		Nil/Nil Nil/150,000 Nil/100,000	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil

Michael I.M. MacMillan Chairman and Chief Executive Officer(12)	C2005 C2004 A2004	(6) (7) (8)	321,875 750,000 562,500	(13) (10)	482,812 843,750 843,750	(14)	— 112,400 75,750		Nil/Nil Nil/400,000 Nil/300,000	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil

David Lazzarato(15) Executive Vice President & Chief Financial Officer	C2005	(6)	265,962		262,500	(11)	—		200,000/Nil	N/A	N/A	Nil

W. Judson Martin(16) Senior Executive Vice President & Chief Financial Officer	C2005 C2004 A2004	(6) (7) (8)	282,797 500,000 375,000	(16) (10)	128,750 375,000 500,000	(16)	— — —		Nil/Nil Nil/150,000 Nil/100,000	N/A N/A N/A	Nil Nil Nil	1,988,750 Nil Nil	(17)

Michael I.M. MacMillan Executive Chairman(12)	C2005	(6)	420,000	(18)	630,000	(19)	—		Nil/Nil	N/A	Nil	Nil

Edward A. Riley Executive Managing Director, International Content Distribution	C2005 C2004 A2004	(6) (7) (8)	500,000 500,000 375,000	(10)	250,000 250,000 193,750		184,701 68,631 49,356	(20)	Nil/Nil Nil/75,000 Nil/75,000	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil

Brad Alles Executive Vice President, Sales & Interactive	C2005 C2004 A2004	(6) (7) (8)	360,500 325,000 187,500	(10)	830,925 698,942 370,212	(21) (21) (21)	— — —		25,000/Nil 25,000/Nil 4,500/Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Notes:

(1)
The value of perquisites and benefits for each Named Executive Officer, unless otherwise specified, is less than the lesser of $50,000 and 10% of that person's total annual base compensation and bonuses.

(2)
This represents options granted under the Corporation's option plans. See "Appendix I — Equity Compensation Plans".

(3)
This represents PSAP Units granted under the Performance Share Appreciation Plan. See "Appendix I — Equity Compensation Plans — Performance Share Appreciation Plan".

(4)
Effective April 1, 2003, the Corporation implemented the Performance Share Appreciation Plan which replaced the former long-term incentive plan. See "Appendix I — Equity Compensation Plans — Performance Share Appreciation Plan".

(5)
Ms. Yaffe became Chief Executive Officer of the Corporation on June 1, 2005. Prior to that she held the position of Chief Operating Officer of the Corporation.

(6)
This represents the twelve-month period of Calendar 2005.

(7)
This represents the twelve-month period of Calendar 2004.

(8)
This represents the abridged fiscal nine-month period April 1, 2003 to December 31, 2003.

(9)
This represents salary at the Chief Executive Officer level from June 1, 2005 to December 31, 2005 and at the Chief Operating Officer level for the period from January 1, 2005 to May 31, 2005.

(10)
This amount represents salary for the period of April 1, 2003 — December 31, 2003. As at December 31, 2003, the annualized salaries for the calendar year were as follows: Ms. Yaffe's salary was $500,000; Mr. MacMillan's salary and other compensation was $750,000 and $101,000 respectively; Mr. Martin's salary was $500,000; Mr. Riley's salary and other compensation was $500,000 and $57,475 respectively; Mr. Alles' salary was $237,500.

(11)
Each of Ms. Yaffe and Mr. Lazzarato elected to receive their bonus payments in DSUs which were issued in 2006. See Appendix I — "Other Compensation Plans — Deferred Share Unit Plan".

(12)
Mr. MacMillan was Chairman and Chief Executive Officer of the Corporation until June 1, 2005, at which time he ceased being the Chief Executive Officer and became Executive Chairman.

(13)
This represents salary for the period of January 1, 2005 to May 31, 2005 during which the annual Chief Executive Officer salary was $772,500.

(14)
This represents the bonus Mr. MacMillan received related to the Chief Executive Officer role.

(15)
Mr. Lazzarato commenced employment with the Corporation on May 30, 2005. His annualized salary for 2005 was $450,000.

(16)
Mr. Martin resigned from the Corporation effective June 30, 2005.

(17)
This represents a severance payment.

(18)
This represents salary for the period of June 1, 2005 to December 31, 2005, based on the Chief Executive Officer Salary of $772,500 from June 1 — September 30, 2005 and the Executive Chairman salary of $650,000 from October 1, 2005 — December 31, 2005.

(19)
This represents the bonus Mr. MacMillan received for the period of June 1, 2005 — December 31, 2005.

(20)
This includes a $79,703 relocation reimbursement and housing allowance in the amount of $81,278.

(21)
This represents earnings under the Corporation's Broadcast Sales Commission Plan. See "Appendix I — Other Compensation Plans — Advertising Sales Commission Plan".

OPTION/STOCK APPRECIATION RIGHTS GRANTS DURING THE
MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/Stock Appreciation Rights Granted (#)	% of Total Options/Stock Appreciation Rights Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/Stock Appreciation Rights on the Date of the Grant(1) ($/Security)	Expiration Date

Phyllis N. Yaffe	Nil/Nil	N/A	N/A	N/A	N/A

Michael I.M. MacMillan	Nil/Nil	N/A	N/A	N/A	N/A

David Lazzarato	200,000(1)/ Nil	40%	$29.90(2)	$29.90	May 29, 2015

W. Judson Martin	Nil/ Nil	N/A	N/A	N/A	N/A

Edward A. Riley	Nil/Nil	N/A	N/A	N/A	N/A

Brad Alles	25,000(1)/Nil	5%/N/A	$36.00(3)	$36.00	February 20, 2015(3)

Notes:

(1)
This represents stock options granted under the Corporation's Share Option Plan. See "Appendix I — Equity Compensation Plans — Share Compensation Plan — Share Option Plan".

(2)
The closing price of the Non-Voting Securities on The Toronto Stock Exchange as at May 27, 2005 was $29.90.

(3)
The closing price of the Non-Voting Securities on The Toronto Stock Exchange as at February 18, 2005 was $36.00.

AGGREGATED OPTION/STOCK APPRECIATION RIGHTS EXERCISES DURING
THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL
YEAR-END OPTION/STOCK APPRECIATION RIGHTS VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/Stock Appreciation Rights at FY-End (#) Exercisable/Unexercisable		Value of Unexercised in-the-Money Options/Stock Appreciation Rights at FY-End(1) ($) Exercisable/Unexercisable

Phyllis N. Yaffe	Nil(2)/Nil(3)	N/A	166,000/25,000 116,550/133,450	(2) (3)	2,256,880/523,500 1,828,170/1,993,830	(2) (4)

Michael I.M. MacMillan	Nil(2)/167,000(3)	N/A(2)/ 3,085,951(3)	125,000/Nil Nil/183,000	(2) (3)	897,500/Nil Nil/8,117,416	(2) (4)

David Lazzarato	Nil(2)/N/A(3)	N/A	Nil/200,000 N/A/N/A	(2) (3)	Nil/856,000 N/A/N/A	(2) (3)

W. Judson Martin	75,000(2)/116,550(3)	1,362,551(2)/ 2,142,439(3)	125,000/Nil Nil/133,450	(2) (3)	2,585,000/Nil Nil/1,993,830	(2) (4)

Edward A. Riley	125,000(2)/74,925(3)	1,000,000(2)/ 1,494,129(3)	Nil/Nil Nil/50,100	(2) (3)	Nil/Nil Nil/777,552	(2) (4)

Brad Alles	Nil(2)/Nil(3)	N/A	12,500/46,000 N/A/N/A	(2) (3)	191,403/275,333 N/A/N/A	(2) (4)

Notes:

(1)
The closing price of the Non-Voting Securities on The Toronto Stock Exchange as at December 30, 2005 was $34.18

(2)
Options granted under the Corporation's option plans. "Appendix I — Equity Compensation Plans"

(3)
PSAP Units. See "Appendix I — Equity Compensations Plans — Performance Share Appreciation Plan."

(4)
The "in-the-money" values for the PSAP Units were determined assuming a second quartile total shareholder return of 100% payout at time of exercise. Actual payouts could range from 50% to 125% depending on the Corporation's total shareholder return quartile at the time of exercise. See "Appendix I — Equity Compensations Plans — Performance Share Appreciation Plan".

EMPLOYMENT CONTRACTS

        The following summarizes the material terms of the employment contracts which have been entered into by the Corporation with the Named Executive Officers.

Phyllis Yaffe

        Phyllis Yaffe, Chief Executive Officer of the Corporation, entered into a new employment agreement with the Corporation effective January 1, 2004 (when she was performing the role of Chief Operating Officer). That employment agreement was amended as of June 1, 2005 when Ms. Yaffe ceased holding the Chief Operating Officer position and took on the role of Chief Executive Officer. The agreement renews automatically for successive five-year periods on terms no less favourable to her than those of her then current agreement and having regard to applicable industry standards unless: (i) Ms. Yaffe provides written notice of termination to the Corporation at least one year prior to the end of the then-current employment period; (ii) the Corporation terminates the agreement for cause or disability; or (iii) the Corporation terminates the agreement without cause on suitable notice.

        "Suitable notice" means 36 months' notice upon a change of control of the Corporation or within one year thereafter, or 24 months' notice in all other cases. In addition, Ms. Yaffe is prohibited from engaging in any business that is in competition with the Corporation, and will not solicit employees or customers of the Corporation for the term of the agreement and for a period of 12 months (6 months in the event of change of control) and 24 months, respectively, after the termination of the agreement. Ms. Yaffe's current employment agreement expires in April, 2011.

        As Chief Executive Officer of the Corporation, Ms. Yaffe has responsibility for leading the Corporation in achieving its financial and operating goals. Ms. Yaffe is currently paid an annual salary of $600,000, is eligible for an annual bonus of between 75% to 150% of her base salary at the discretion of the Board and is also eligible to participate in the Share Option Plan and the restricted share unit plan (the "RSU Plan") and was also eligible to participate in the PSAP. See "Report on Executive Compensation — Compensation of the Chief Executive Officer" and "Appendix I — Other Compensation Plans — Restricted Share Unit Plan", "Appendix I — Equity Compensation Plans — Performance Share Appreciation Plan" and "Appendix I — Equity Compensation Plans — Share Compensation Plan".

Michael MacMillan

        Michael MacMillan, the Executive Chairman entered into a renewed employment agreement with the Corporation effective April 1, 2004, when he was performing the role of Chief Executive Officer. That employment agreement was amended as of June 1, 2005 when Mr. MacMillan ceased holding the Chief Executive Officer position and took on the role of Executive Chairman, and was further amended as of April 15, 2006. The agreement renews automatically on terms no less favourable to him than those of his then current agreement for the period ended December 31, 2010 and having regard to applicable industry standards unless: (i) Mr. MacMillan provides written notice of termination to the Corporation at least one year prior to the end of the then-current employment period; (ii) the Corporation terminates the agreement for cause or disability; or (iii) the Corporation terminates the agreement without cause upon suitable notice.

        "Suitable notice" means 36 months' notice upon a change of control of the Corporation or within one year thereafter, or 24 months' notice in all other cases. In addition, Mr. MacMillan is prohibited from engaging in any business that is in competition with the Corporation for a period of 12 months (or for a period of 24 months if terminated for cause) after the termination date and will not solicit employees or customers of the Corporation, for the term of the agreement and notice period and for a period of 12 months (or for a period of 24 months if terminated for cause), thereafter. Mr. MacMillan's current employment agreement expires on December 31, 2010.

        As Executive Chairman of the Corporation, Mr. MacMillan is responsible to oversee the long-term growth and direction of the Corporation. Mr. MacMillan is currently paid an annual salary of $650,000, (reduced from $772,500 which he was entitled to as Chief Executive Officer), is eligible for an annual bonus at the discretion of the Board, is eligible to participate in the RSU Plan and was also eligible to participate in the PSAP. See "Appendix I — Other Compensation Plans — Restricted Share Unit Plan" and "Appendix I — Equity Compensation Plans — Performance Share Appreciation Plan".

David Lazzarato

        David Lazzarato, Executive Vice President and Chief Financial Officer of the Corporation entered into an employment agreement with the Corporation effective May 30, 2005. Mr. Lazzarato has responsibility for the overall financial management of the Corporation and works closely with the Chief Executive Officer, Executive Chairman and the Board of directors. Mr. Lazzarato is currently paid an annual salary of $500,000 and is eligible for an annual bonus of between 50% to 100% of his annual base salary at the discretion of the Board. He is eligible to participate in the Share Option Plan and the RSU Plan. See "Appendix I — Other Compensation Plans — Restricted Share Unit Plan" and "Appendix I — Equity Compensation Plans — Share Compensation Plan".

Edward Riley

        Edward Riley, Executive Managing Director, International Content Distribution entered into an employment agreement with the Corporation, effective September 21, 1998, as amended. The agreement was renewed for a successive five year term on the same terms as previous, effective April 1, 2004. The current term will expire on March 31, 2009. The agreement will renew automatically for successive five-year terms on terms no less favourable than those of his then current agreement and having regard to applicable industry standards unless: (i) Mr. Riley provides written notice of termination to the Corporation at least one year prior to the end of the then-current employment period; or (ii) the Corporation terminates the agreement for cause or disability; or (iii) the Corporation terminates the agreement without cause upon suitable notice.

        "Suitable notice" means 36 months' notice upon a change of control of the Corporation or within one year thereafter, or 24 months' notice in all other cases. In addition, Mr. Riley is prohibited from engaging in any business that is in competition with the Corporation, and will not solicit employees or customers of the Corporation, for the term of the agreement and for a period of 12 months and 24 months, respectively, after the termination of the agreement.

        As Executive Managing Director of the Corporation's international content distribution business, Mr. Riley is responsible for sales strategy and achievement for territories worldwide, and overseeing related business development and merchandising opportunities. Mr. Riley is currently paid an annual salary of $525,000 and is eligible for an annual bonus at the discretion of the Board. He is also eligible to participate in the RSU Plan and was also eligible to participate in the PSAP. See "Appendix I — Equity Compensation Plans — Performance Share Appreciation Plan" and "Appendix I — Other Compensation Plans — Restricted Share Unit Plan".

Brad Alles

        Brad Alles, Executive Vice President, Sales of the Corporation, has responsibility for all advertising sales in respect of the Corporation's specialty broadcast networks. Mr. Alles is paid an annual salary of $360,500. In addition, Mr. Alles is eligible for sales commissions pursuant to the Corporation's Advertising Sales Commission Plan and is eligible to participate in the Share Option Plan and the RSU Plan. See "Appendix I — Equity Compensation Plans — Share Compensation Plan", "Appendix I — Other Compensation Plans — RSU Plan" and "Appendix I — Other Compensation Plans — Advertising Sales Commission Plan". Mr. Alles has not yet entered into a written employment agreement with the Corporation.

COMPOSITION OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

        The following individuals served as the members of the Human Resources and Compensation Committee, which committee determined executive compensation matters, during Calendar 2005:

        Allen Karp (Chair), Donald Sobey, David Kassie and Margot Northey.

        None of the members of the Human Resources and Compensation Committee is an officer, employee or former officer or employee of the Corporation or any of its affiliates and none has had any indebtedness to the Corporation nor had any interest in any material transactions. Each of the members is entitled to participate in some of the Corporation's Equity Compensation Plans. See "Compensation of Directors" and "Appendix 1 — Equity Compensation Plans".

Role of the Human Resources and Compensation Committee

        The Human Resources and Compensation Committee is appointed annually by the Board and is responsible for oversight of matters pertaining to the appointment, compensation, benefits and termination of certain executive officers of the Corporation. The Human Resources and Compensation Committee reviews the recruitment, appointment, retention, training, salary and termination of those executives and reviews and approves recommendations concerning the operation of any employee compensation plans, including the terms, eligible participants, vesting, price, and incentive. The Human Resources and Compensation Committee's Terms of Reference are posted on the Corporation's website at www.allianceatlantis.com under the Corporate Governance section. In Calendar 2005, the Human Resources and Compensation Committee met ten times.

REPORT ON EXECUTIVE COMPENSATION

Philosophy

        The Corporation's Board and senior officers are committed to the concept of building value for shareholders. Competing with the best broadcasting and entertainment companies in the world, in particular those in the United States, the Corporation requires the services of highly skilled executives whose services are in great demand in this industry. To ensure that it is able to attract and retain those executives, the Corporation maintains a compensation structure, with incentives, commensurate with industry standards.

        The Corporation's executive compensation program has the following objectives:

  •
  to attract, retain and motivate qualified executives;

  •
  to provide incentives to executives to maximize productivity and enhance shareholder value by aligning the interests of the executives with those of the shareholders;

  •
  to foster teamwork and entrepreneurial spirit;

  •
  to establish a direct link between all elements of compensation and the performance of the Corporation (partially in isolation and partially as compared with a peer group of companies) and individual performance; and

  •
  to integrate compensation incentives with the development and successful execution of strategic and operating plans.

        The compensation benefits program, awarded to various senior officers depending on the terms of their employment, consists of a base salary, benefits package, a short-term incentive program consisting of an annual cash bonus plan and a sales commission plan (for broadcasting advertising and international distribution sales), a long-term incentive program in the form of stock options pursuant to the Share Compensation Plan and the recently introduced RSU plan, and the PSAP, under which no awards were granted in 2005 (the final year permitted for grants). The program was developed after consultation with independent compensation consultants and extensive consideration by the Corporation's Human Resources and Compensation Committee.

        The short-term incentive program is designed to recognize the Corporation's consolidated financial performance and individual achievements. The distribution of the annual cash bonus to the senior executive officers of the Corporation is based on an assessment of the performance of the executive, his or her division or group, as applicable, and the overall performance of the Corporation. The Advertising Sales Commission Plan is designed to incent and compensate certain sales executives in the areas of broadcast advertising and international distribution for the achievement of cash sales targets on a quarterly and annual basis.

        In setting the base salaries of employees, the Corporation endeavours to provide base salaries that are competitive with those paid by organizations of similar size within similar industries, having regard to the scope of the responsibilities related to the position and the performance of the individual in question. To assist it in making this determination, the Corporation relies, to a significant degree, upon information provided to it by independent compensation consultants. The bonus entitlements for employees participating in the 2005 bonus plan were to have been determined having regard to two measures of the Corporation's financial performance: two-thirds of the bonus was attributed to earnings before interest and taxes ("EBIT") (40% weighting) and cash flow (60% weighting); and one-third of the bonus was attributed to individual performance compared to the individual's goals and objectives set out for the year.

        In addition, Ms. Yaffe and Messrs. MacMillan and Lazzarato are eligible, at the discretion of the Board, for bonuses in which up to 50% of the bonus is to be awarded based on the financial performance of the Corporation as measured by its achievement of EBIT and cash flow targets while the remaining 50% is to be awarded based on individual performance as measured against certain strategic and operational objectives that are set annually by the Human Resources and Compensation Committee. To further align their interests with shareholders, the Board has determined that each of Ms. Yaffe and Mr. Lazzarato is required, within five years of their appointment to their current roles, to hold equity in the Corporation equal to 2.5 times their respective base salaries.

        The long-term incentive program is designed to reward executives and directors for their contribution to the Corporation's efforts to enhance shareholder value. In 2005, the long-term incentive program took the form of: (i) stock options and share purchases, as set out in the Share Compensation Plan, which includes both a share option plan (the "Share Option Plan") and a share purchase plan (the "Share Purchase Plan"); and (ii) the PSAP, a performance share appreciation plan that was the principal basis of long-term compensation for directors and certain senior executives. No PSAPs were awarded in 2005 and December 31, 2005 was the final permissible date for PSAP grants to be made.

        The Board reviewed the Corporation's long-term incentive program in February, 2006 and approved a new structure consisting of share options under the Share Option Plan and restricted share units ("RSUs") under the new RSU Plan. Under the RSU Plan, executives are entitled to receive awards of RSUs. The ratio of RSUs granted as compared to options granted will be constant for all participants, subject to review by the Board on an annual basis. See "Appendix I — Other Compensation Plans — RSU Plan".

        In awarding options and in determining not to grant any PSAPs in 2005, the Human Resources and Compensation Committee considered the position and responsibility of the executive, total compensation, individual performance assessment in the current year and anticipated future contribution to the Corporation as well as the sufficiency of the amount and terms of outstanding options and/or PSAP Awards (as defined in "Appendix I — Equity Compensation Plans — Performance Share Appreciation Plan"). A significant portion of senior executive compensation is aligned with the Corporation's stock market performance. There were no waivers of performance criteria in awarding compensation in 2005.

        Under the Share Compensation Plan, stock options may currently be issued to executives (other than Michael MacMillan and Edward Riley). Shareholder approval is being sought at the Meeting to approve amendments to the Share Compensation Plan to allow for stock option grants to Messrs. MacMillan and Riley. See "Particulars of Matters to Be Acted On — Approval of the Resolution Amending the Share Compensation Plan", and "Appendix I — Equity Compensation Plans — Share Compensation Plan".

        The Corporation also has the Deferred Share Unit Plan (the "DSU Plan") which allows the Corporation to meet payment obligations to directors and executive officers through the issuance of Non-Voting Securities or cash based on the performance of the Corporation's shares, thus further promoting a greater alignment of interests between directors and senior executives and the shareholders of the Corporation. The Corporation's Alliance Atlantis Alternate Compensation Plan which also permitted the Corporation to meet payment obligations through the issuance of Non-Voting Securities, was not applied since 1999 and was terminated by the Board on September 29, 2005. For a description of these plans, see "Appendix I — Equity Compensation Plans — Alliance Atlantis Alternate Compensation Plan" and "Appendix I — Other Compensation Plans — Deferred Share Unit Plan".

        The Corporation does not have an employee retirement plan in place. However, on December 6, 2005 the Board approved the implementation of a retirement savings program (the "Retirement Savings Program"), effective April 1, 2006, in which every permanent employee in Canada is entitled to participate. Under the Retirement Savings Program, each permanent employee may contribute to a registered savings plan and the Corporation will match the employee's contribution by an amount which is currently up to 2.5% of the employee's base salary, subject to limitations set by applicable legislation. See "Appendix I — Other Compensation Plans — Retirement Savings Program".

        Finally, the Corporation set up three separate compensation plans which were announced in February, 2005 exclusively for the benefit of the general partner of Motion Picture Distribution LP (the "Partnership"), one of the Corporation's indirect subsidiaries, units of which are 51% owned by the Corporation and 49% owned by Movie Distribution Income Fund (the "Fund"). While the Fund is a separate public entity and the general partner of the Partnership has its own board of directors, the Corporation created the Consideration Pool Plan, the Capital Pool Plan and the Equity Bonus Plan, all of which were to retain, incent and reward certain executives of the Partnership and to enhance the value of the Corporation's interest in the Partnership. For a description of the plans, see "Appendix I — Other Compensation Plans".

Compensation of the Chief Executive Officer

        Ms. Yaffe's Chief Executive Officer's compensation package from June 1 to the end of 2005, including her base salary, bonus and long-term incentives, was approved by the Human Resources and Compensation Committee. In making its determination, the committee considered factors which included the objectives set out above, leadership in a competitive industry and peer executive compensation arrangements in the marketplace. In reaching its conclusions, the Human Resources and Compensation Committee used the compensation recommendations of Mercer Human Resources Consulting ("Mercer") which were based on market data of compensation levels for the comparable role among relevant market comparators. The comparators used were 12 Canadian-based publicly-traded companies operating in the media sector.

        From June 1, 2005 to December 31, 2005, Ms. Yaffe was paid at an annualized base salary rate of $600,000. She received $564,583 actual salary and $739,583 actual bonus for Calendar 2005 which amounts reflected the apportioning between her Chief Executive Officer position and the Chief Operating Officer position, which she held from January 1, 2005 to May 31, 2005. See "Summary Compensation Table" and "Employment Contracts". As Chief Executive Officer she was entitled to a performance bonus of between 75% to 150% of her base salary. Up to 50% of this bonus was to be awarded based on the financial performance of the Corporation as measured by its achievement of the EBIT and cash flow targets referred to above. In Calendar 2005, Ms. Yaffe was awarded all of this portion of her bonus. The remaining 50% was to be awarded based on Ms. Yaffe's individual performance as measured against certain strategic and operational objectives that had been set by the Human Resources and Compensation Committee prior to her taking on the role of Chief Executive Officer on June 1, 2005. In Calendar 2005, Ms. Yaffe was awarded all of this second portion of her bonus.    Ms. Yaffe was not granted any PSAPs during Calendar 2005 as the amount and terms of outstanding PSAPs were taken into account.

        Mr. MacMillan's Chief Executive Officer's compensation package from January 1, 2005 to September 30, 2005, including his base salary, bonus and long-term incentives was approved by the Board in 2003 on the recommendation of what was then the Corporate Governance and Human Resources Committee. In making its recommendations, the committee had considered factors which included the objectives set out above, leadership in a competitive national and international industry and peer executive compensation arrangements in the international marketplace and the desire of management to be compensated at the same level. The committee also implemented the recommendations of a comprehensive study undertaken by independent compensation consultants.

        From January 1, 2005 to May 31, 2005, when Mr. MacMillan held the position of Chief Executive Officer, he was paid at an annualized base salary rate of $772,500. He received $741,875 actual salary and $1,112,813 actual bonus for Calendar 2005 which amounts reflected the apportioning between pay at the Chief Executive Officer rate, (which he received from January 1, 2005 until September 30, 2005) and the reduced annualized salary rate of $650,000 (for the period of October 1, 2005 to December 31, 2005) for the Executive Chairman position, which he held from June 1, 2005 to December 31, 2005. See "Summary Compensation Table" and "Employment Contracts". He was entitled to a performance bonus of up to 150% of his base salary. Up to 50% of this bonus was to be awarded based on the financial performance of the Corporation as measured by its achievement of the EBIT and cash flow targets referred to above. In 2005, he was awarded all of this portion of his bonus. The remaining 50% was to be awarded based on Mr. MacMillan's individual performance as measured against certain strategic and operational objectives that had been set by the Human Resources and Compensation Committee prior to the beginning of the year. In Calendar 2005, he was awarded all of this second portion of his bonus. Mr. MacMillan was not granted any PSAPs during Calendar 2005 as the amount and terms of outstanding PSAPs were taken into account.

        Report presented by: Allen Karp (Chair), Donald Sobey, David Kassie and Margot Northey.

Performance Graph

        The Corporation's Class A Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol "AAC.A". Its Non-Voting Securities are also traded on the TSX under the symbol "AAC.NV.B"1. The following graph compares the percentage change in the cumulative total shareholder return on the Class A Shares and the Non-Voting Securities of the Corporation during the period from December 31, 2000 to December 31, 2005, with the cumulative total return of the S+P/TSX Composite Total Return Index during such period.

Note:

(1)
We have been notified by the TSX that effective May 10, 2006, our Non-Voting Securities will trade under the symbol "AAC.B".

COMPENSATION OF DIRECTORS

        In Calendar 2005, directors who were not officers of the Corporation or any of its affiliates were entitled to receive from the Corporation an annual fee of $35,000. The Lead Director received an additional annual fee of $25,000. The Chair of the Audit Committee received an additional annual fee of $15,000, the Chairs of each of the Corporate Governance and Nominating Committee and the Human Resources and Compensation Committee received additional annual fees of $10,000 and other committee members received additional annual fees of $5,000. As well, directors received a meeting fee of $1,500 for each Board or committee meeting attended.

        Each Director is required to hold equity in the Corporation equal in value to at least five times the amount of his or her annual retainer within five years of election or appointment. Commencing in 2006, directors are also eligible for grants of RSUs.

        The table below shows the total fees paid to the directors for Calendar 2005 and the breakdown of such fees. The total fees paid in Calendar 2005 are based on:

  •
  Ten independent directors on the board. (Ms. Yaffe and Mr. MacMillan do not receive Board or meeting fees).

  •
  One Lead Director, three directors on the Corporate Governance and Nominating Committee, four directors on the Human Resources and Compensation Committee, five directors on the Executive Committee (however, Mr. MacMillan receives no fees), and five directors on the Audit Committee.

Type of Fee	Amount ($)	Total Fees Paid to the Board ($)
Annual Retainer
• Lead Director	25,000	25,000
• Board Member	35,000	341,561
• Committees	5,000	68,794
• Committee Chair	(Audit) 15,000
	(other) 10,000	35,000
Attendance Fees
• Board and Committee Meetings	1,500 each	361,500

Total		831,855

        The Corporation's DSU Plan enables directors and officers to defer receipt of their compensation until their term expires or they resign. In Calendar 2005, the Corporation's directors elected to accept a significant portion of their directors fees pursuant to the DSU Plan and to defer receipt of their compensation until such time as their term expires or they resign, thereby aligning the interests of the directors with those of the shareholders.

        The table below shows how much each director was paid in cash (rounded to the nearest dollar) and DSUs in 2005:

Name	Total Fees ($)		Percentage paid in DSUs	Amount Paid in DSUs ($)	Amount paid in cash ($)
Anthony F. Griffiths	115,000		15%	17,500	97,500
Pierre DesRoches	68,500		100%	68,500	Ø
Harold "Sonny" Gordon	70,000	(1)	100%	70,000	Ø
Ellis Jacob	85,000		100%	85,000	Ø
Allen Karp	93,500		53.5%	50,000	43,500
David J. Kassie	81,000		100%	81,000	Ø
Margot Northey	94,500		100%	94,500	Ø
Barry J. Reiter	83,000		100%	83,000	Ø
Donald R. Sobey	82,500		100%	82,500	Ø
Robert J. Steacy(2)	58,856		100%	58,856	Ø

Notes:

(1)
In addition to his Board compensation, Mr. Gordon earned a consulting fee for the period from January 1, 2005 to March 31, 2005 of US$14,000 which he also received in DSUs.

(2)
Mr. Steacy joined the Board on March 30, 2005.

        There were no sales of shares by directors during 2005. The table below shows the year-over-year change in DSU ownership:

Director	Number of DSUs held at December 31, 2004		Number of DSUs held at December 31, 2005		Percentage Increase in DSUs
Anthony F. Griffiths	10,888		11,450		5.2%
Pierre DesRoches	6,749		8,953		32.7%
Harold "Sonny" Gordon	12,518		15,341		22.6%
Ellis Jacob	8,532		11,260		32.0%
Allen Karp	9,367		10,972		17.1%
David J. Kassie	7,514		10,129		34.8%
Margot Northey	3,758		6,817		81.4%
Barry J. Reiter	11,562		14,240		23.2%
Donald R. Sobey	9,669		12,338		27.6%
Robert J. Steacy(1)	0	(1)	1,882	(1)	N/A

Note:

(1)
Mr. Steacy joined the board on March 30, 2005.

        The directors were also eligible to participate in the PSAP which was implemented effective April 1, 2003 and allowed for PSAP Awards to be granted by the Board in each of 2003, 2004 and 2005. While PSAP Awards were granted in each of 2003 and 2004, no PSAP Awards were granted in 2005. Under the PSAP, the directors could elect to receive awards as either PSAP units ("PSAP Units") or PSAP options ("PSAP Options"). All of the directors elected to receive their PSAPs as PSAP Units. See "Appendix I — Equity Compensation Plans — Performance Share Appreciation Plan". Directors were granted options in 2005.

        The Alliance Atlantis Alternate Compensation Plan allowed the Corporation to pay directors' fees through the issuance of Non-Voting Securities. The plan was terminated on September 29, 2005. No awards had been made under this plan since 1999. See "Appendix I — Equity Compensation Plans — Alliance Atlantis Alternate Compensation Plan".

        The table below shows grants of options and PSAPs made to each director under the Corporation's stock option plans and PSAP.

Table of Directors Options and PSAP Grants

							For Vested Securities (at May 1, 2006)
Name	Type of Grant	Date Granted (D/M/Y)	Expiry Date (D/M/Y)	Grant Price ($)	Number Granted	Number Vested on May1'06	Total Exercised	Total Unexercised	Value of Unexercised Securities ($)(1)

Rupert Duchesne	Options for Class A Shares	—	—	—	Nil	—	—	—	—

	Options for Non-Voting Shares	—	—	—	Nil	—	—	—

	PSAPs	—	—	—	Nil	—	—	—	—

Harold "Sonny" Gordon QC	Options for Class A Shares	24/02/1995	23/02/2005	14.25	3,130	3,130	3,130	—	87,100

	Options for Non-Voting Shares	11/11/1998 24/02/1995 09/06/2005	10/11/2008 23/02/2005 08/06/2015	27.00 14.25 29.75	10,000 3,130 3,000	10,000 3,130 —	— 3,130 —	10,000 — —

	PSAPs	01/01/2004 01/04/2003	15/01/2007 15/04/2006	19.82 17.50	3,000 5,000	1,998 5,000	— 5,000	1,998 —	31,748

Anthony F. Griffiths	Options for Class A Shares	—	—	—	Nil	—	—	—	87,100

	Options for Non-Voting Shares	11/11/1998 09/06/2005	10/11/2008 08/06/2015	27.00 29.75	10,000 3,000	10,000 —	— —	10,000 —

	PSAPs	01/01/2004 01/04/2003	15/01/2007 15/04/2006	19.82 17.50	3,000 5,000	1,998 5,000	— 5,000	1,998 —	31,748

								For Vested Securities (at May 1, 2006)
Name	Type of Grant	Date Granted (D/M/Y)	Expiry Date (D/M/Y)	Grant Price ($)	Number Granted		Number Vested on May1'06	Total Exercised	Total Unexercised	Value of Un-exercised Securities ($)(1)

Ellis Jacob	Options for Class A Shares	—	—	—	Nil		—	—	—	1,778,100

	Options for Non-Voting Securities	16/08/1999 11/11/1998 09/06/2005	15/08/2009 10/11/2008 08/06/2015	18.80 27.00 29.75	100,000 10,000 3,000	(2)	100,000 10,000 —	— — —	100,000 10,000 —

	PSAPs	01/01/2004 01/04/2003	15/01/2007 15/04/2006	19.82 17.50	3,000 5,000		1,998 5,000	— 5,000	1,998 —	31,748

Allen Karp	Options for Class A Shares	—	—	—	Nil		—	—	—	87,100

	Options for Non-Voting Securities	11/11/1998 09/06/2005	10/11/2008 08/06/2015	27.00 29.75	10,000 3,000		10,000 —	— —	10,000 —

	PSAPs	01/01/2004 01/04/2003	15/01/2007 15/04/2006	19.82 17.50	3,000 5,000		1,998 5,000	— 5,000	1,998 —	31,748

David Kassie	Options for Class A Shares	24/02/1995	23/02/2005	14.25	3,130		3,130	3,130	—	87,100

	Options for Non-Voting Securities	11/11/1998 24/02/1995 09/06/2005	10/11/2008 23/02/2005 08/06/2015	27.00 14.25 29.75	10,000 3,130 3,000		10,000 3,130 —	— 3,130 —	10,000 — —

	PSAPs	01/01/2004 01/04/2003	15/01/2007 15/04/2006	19.82 17.50	3,000 5,000		1,998 5,000	— 5,000	1,998 —	31,748

Michael I.M. MacMillan	Options for Class A Shares	—	—	—	Nil		—	—	—	1,088,750

	Options for Non-Voting Securities	23/11/1998	22/11/2008	27.00	125,000		125,000	—	125,000

	PSAPs	01/01/2004 01/04/2003	15/01/2007 15/04/2006	19.82 17.50	400,000 300,000		133,600 300,000	133,600 300,000	— —	Nil

Margot Northey	Options for Class A Shares	—	—	—	Nil		—	—	—	151,600

	Options for Non-Voting Securities	07/06/2002 09/06/2005	25/10/2011 08/06/2015	20.55 29.75	10,000 3,000		10,000 —	— —	10,000 —

	PSAPs	01/01/2004 01/04/2003	15/01/2007 15/04/2006	19.82 17.50	3,000 5,000		1,998 5,000	— 5,000	1,998 —	31,748

Barry J. Reiter	Options for Class A Shares	—	—	—	Nil		—	—	—	87,100

	Options for Non-Voting Securities	11/11/1998 09/06/2005	10/11/2008 08/06/2015	27.00 29.75	10,000 3,000		10,000 —	— —	10,000 —

	PSAPs	01/01/2004 01/04/2003	15/01/2007 15/04/2006	19.82 17.50	3,000 5,000		1,998 5,000	— 5,000	1,998 —	31,748

Donald R. Sobey	Options for Class A Shares	—	—	—	Nil		—	—	—	361,413

	Options for Non-Voting Securities	11/11/1998 30/09/1996 09/06/2005	10/11/2008 31/08/2006 08/06/2015	27.00 13.80 29.75	10,000 12,520 3,000		10,000 12,520 —	— — —	10,000 12,520 —

	PSAPs	01/01/2004 01/04/2003	15/01/2007 15/04/2006	19.82 17.50	3,000 5,000		1,998 5,000	— 5,000	1,998 —	31,748

Robert J. Steacy	Options for Class A Shares	—	—	—	Nil		—	—	—	—

	Options Non-Voting Securities	09/06/2005	08/06/2015	29.75	3,000		—	—	—	—

	PSAPs	—	—	—	Nil		—	—	—	—

Phyllis N. Yaffe	Options for Class A Shares	—	—	—	Nil		—	—	—

	Options for Non-Voting Securities	06/03/2006 28/03/2003 15/06/2001 21/09/1998 03/06/1997	05/06/2016 27/03/2013 14/06/2011 20/09/2008 02/06/2007	34.45 13.24 20.92 26.50 12.00	47,000 50,000 75,000 50,000 20,000		Nil 37,500 75,000 50,000 20,000	— — — — 4,000	— 25,000 75,000 50,000 16,000	2,791,735

	PSAPs	01/01/2004 01/04/2003	15/01/2007 15/04/2006	19.82 17.50	150,000 100,000		99,900 100,000	— 100,000	99,900 —	1,587,411

Notes:

(1)
The value of unexercised options is based on options that have vested as at May 1, 2006. The closing price of the Non-Voting Securities as at May 1, 2006 was $35.71. The value of unexercised PSAPs was determined assuming a second quartile total shareholder return ("TSR") of 100% payout at time of exercise. Actual payouts could range from 50% to 125% depending on the Corporation's TSR quartile at the time of exercise. See "Appendix I — Equity Compensations Plans — Performance Share Appreciation Plan"

(2)
Awarded during Mr. Jacob's tenure as a consultant to the Corporation between September 1998 and October 2000

COMPENSATION PLANS

Equity Compensation Plans

        See Appendix I for a description of the Corporation's Equity Compensation Plans.

Table of Equity Compensation Plans

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, Rights as at December 31, 2005	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights as at December 31, 2005	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans as at December 31, 2005 (excluding securities reflected in column (a)
Equity Compensation Plans Approved by Securityholders(1)	(a)	(b)	(c)
Class A Shares	Ø	N/A	Ø
Non-Voting Securities	2,203,648(2)	$23.83	1,414,275(3)
Equity Compensation Plans not Approved by Securityholders
Nil	N/A	N/A	N/A

TOTAL	2,203,648	$23.83	1,414,275

Notes:

(1)
This includes the Alliance Atlantis Share Compensation Plan, the Alliance Atlantis Alternate Compensation Plan and the Former Alliance Employee Stock Option Plan (see "Appendix I — Equity Compensation Plans").

(2)
This includes 10,253 shares to be purchased under the Share Purchase Plan portion of the Alliance Atlantis Share Compensation Plan. (See "Appendix I — Equity Compensation Plans").

(3)
Under the terms of the Alliance Atlantis Share Compensation Plan, the aggregate maximum number of Non-Voting Securities available for issuance was 4,500,000. Under the Share Purchase Plan portion of the Alliance Atlantis Share Compensation Plan, a maximum of 100,000 shares are issuable from treasury. The Share Option Plan portion of the Alliance Atlantis Share Compensation Plan, together with the total number of shares issuable under all other share option plans of the Corporation shall at no time exceed 9.9% of the total shares outstanding from time to time. The Alliance Atlantis Alternate Compensation Plan was terminated on September 29, 2005.

Other Compensation Plans

        For a description of the Corporation's other compensation plans, see Appendix I

INDEBTEDNESS

        The total indebtedness of all officers, directors, employees and former officers, directors and employees of the Corporation or any of its subsidiaries outstanding as at December 31, 2005 and incurred in connection with a purchase of securities of the Corporation or any of its subsidiaries was $2,220,427 and at May 1, 2006 was $2,257,348. The details of the indebtedness is described below.

        On August 16, 1999, the Corporation made a loan in the principal amount of $1,500,000 to Michael MacMillan who was then Chairman and Chief Executive Officer. The rate of interest is at the Corporation's marginal cost of borrowing and the loan is repayable immediately upon demand by the Corporation. The amount outstanding on the loan, including interest payable, as at May 1, 2006 was $2,257,348. The purpose of the loan was to acquire, directly or indirectly, common shares of the Corporation. That loan was repaid in full on May 15, 2006. At the time of repayment, the total amount owed and repaid was $2,261,351 including both principal and interest.

        The Sarbanes-Oxley Act of 2002 ("SOX") has, since July 30, 2002, prohibited U.S. registrants such as the Corporation from making loans or otherwise extending loans or arranging credit to directors and executive officers except in very limited circumstances. Loans or other arrangements that existed on July 30, 2002 may be maintained, but they may not be extended or materially modified. Provision was made for the indebtedness described herein prior to July 30, 2002.

        In early 2002, the Corporation approved the posting of a letter of credit in favour of the Canada Revenue Agency as security for Canadian departure taxes that would be owing in connection with Edward Riley's relocation, at the Corporation's request to our international distribution offices in Dublin, Ireland. The posting of the letter of credit allows for the deferral of Mr. Riley's Canadian departure taxes until the assets related to the tax liability are sold or Mr. Riley resumes residency in Canada. The letter of credit was posted in the amount of $1,696,756 on July 17, 2003 and has not been drawn upon. The annual fees to be paid by the Corporation associated with the posting of the letter of credit are approximately $30,000.

AGGREGATE INDEBTEDNESS AS AT MAY 1, 2006

Purpose	To the Corporation or its Subsidiaries	To another Entity

Share Purchase	$2,257,348	N/A

Other	N/A	N/A

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
AND SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS
AND OTHER PROGRAMS

Name and Principal Position	Involvement of Corporation or Subsidiary	Largest Amount Outstanding During Calendar 2005 ($)	Amount Outstanding as at May 1, 2006 ($)	Financially Assisted Securities Purchases During Calendar 2005	Security for Indebtedness

Securities Purchase Programs
Michael I.M. MacMillan Executive Chairman of the Board	Corporation	$2,220,427	$2,257,348	Nil	Common shares

Other Programs
N/A	N/A	N/A	N/A	N/A	N/A

CORPORATE GOVERNANCE PROCEDURES

        The Board believes that sound corporate governance practices are essential to the effective, efficient and prudent operation of the Corporation and to the enhancement of shareholder value. The Board fulfils its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of agenda items may be changed depending upon the state of the Corporation's affairs and in light of opportunities or risks which the Corporation faces. The directors are kept informed of the Corporation's operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

        The Board, through the Corporate Governance and Nominating Committee, monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices. On June 30, 2005, National Policy 58-201 Corporate Governance Guidelines ("Corporate Governance Guidelines") along with the corresponding National Instrument 58-101 Disclosure of Corporate Governance Practices ("Corporate Governance Disclosure") took effect. The Corporate Governance Guidelines and the Corporate Governance Disclosure have replaced the former TSX corporate governance disclosure guidelines. Corporate Governance Disclosure requires, among other things, disclosure regarding: the identity of independent directors; the adoption of a written code of business conduct and ethics; the process the board uses in determining director and officer compensation; the existence of a nominating committee comprised solely of independent directors; the implementation of regular assessments of the board and its members; and the adoption of a written board mandate. See "Corporate Governance Procedures — Corporate Governance Disclosure". Regulatory, corporate governance and disclosure initiatives that affect the Corporation are discussed more fully below.

Audit Committee Disclosure Required Pursuant to MI 52-110

        The Corporation is subject to Multilateral Instrument 52-110 Audit Committees ("MI 52-110"), which became effective in 2004 and under which prescribes rules regarding the Audit Committee's composition and functioning (the "Audit Committee Rules"). Under the Audit Committee Rules, to be considered independent for audit committee purposes, a director must have no direct or indirect material relationship with the Corporation. The Board has determined, applying the independence criteria, that each of the Board's Audit Committee directors is "independent".

        Similar to the SOX requirements, the Audit Committee Rules also require financial literacy for each audit committee member, audit committee oversight of the external auditor, audit committee pre-approval of non-audit services and the establishment of procedures for the anonymous submission of complaints regarding the Corporation's accounting or auditing practices. The Corporation believes that it is in compliance with these requirements.

        For detailed disclosure required under Form 52-110F1 Audit Committee Information Required in an AIF please see"Directors & Officers — Board of Directors — Audit Committee" in the Corporation's 2005 Annual Information Form which is available at www.sedar.com.

Lead Director

        Effective November 22, 2002, the Board appointed Anthony Griffiths to the position of Lead Director. The Board mandated that the Lead Director must be appointed so long as the Chairman is a member of management. The Lead Director must, at all times, be fully independent of management. The primary responsibilities of the Lead Director include the following: providing leadership to ensure the Board works in an independent, cohesive fashion; participating in setting the agenda for Board meetings; ensuring that the responsibilities of the Board are well understood by both the Board and management and that their respective boundaries are clearly understood and respected; ensuring a process is in place to regularly assess the effectiveness of the Board, its committees and individual directors; ensuring a process is in place to monitor legislation and best practices which relate to the function of the Board; and, ensuring that the Board has the resources it needs to carry out its functions effectively. The Lead Director is regularly invited and typically attends all committee meetings, including those for committees of which he is not a member, such as the Human Resources and Compensation Committee and the Corporate Governance and Nominating Committee. The Lead Director's mandate description is posted on the Corporation's website at www.allianceatlantis.com under the Corporate Governance section.

NASDAQ Delisting

        On July 7, 2005 the Corporation voluntarily delisted its Non-Voting Securities from the Nasdaq Stock Market given the very low volume of trading on the Nasdaq and the ongoing listing and administrative costs. While the Corporation is no longer bound by the Nasdaq listing requirements, it is still a registrant under the

Securities Exchange Act of 1934 and as such has ongoing United States securities compliance obligations, including SOX.

The Sarbanes-Oxley Act of 2002

        On July 30, 2002, the United States enacted SOX. SOX introduced sweeping reforms for publicly-held U.S. registrants, and board members, auditors and lawyers of such companies and has direct application to the Corporation. SOX requires, among other things, increased financial and other types of disclosure, and enhanced corporate governance practices, while imposing new levels of potential civil and criminal liability on senior officers of subject companies.

Recent Corporate Initiatives

        Over the past few years, the Corporation has made a number of important changes to its corporate governance procedures and to the transparency of those procedures. The Corporation has:

  •
  separated the role of Chairman and Chief Executive Officer in 2005.

  •
  appointed a Lead Director, who is charged with ensuring the Board's independence and adopted a written Lead Director mandate, which is available on the Corporation's website;

  •
  implemented a comprehensive director performance review that is conducted on an annual basis;

  •
  amended its accounting policy to expense all stock options over the vesting period of the options;

  •
  established an equity ownership policy for directors that requires each Board member to own equity equal in value to at least five times the amount of his or her annual retainer within five years of election or appointment to the Board;

  •
  established a requirement that each of the Chief Executive Officer and the Chief Financial Officer hold equity in the Corporation equal to 2.5 times their respective base salaries within five years of their appointment;

  •
  adopted a written mandate for the Board and a terms of reference for each of the committees of the Board and made these available on the Corporation's website;

  •
  adopted a Charter of Expectations for Directors which is available on the Corporation's website;

  •
  created written position descriptions for the Chairs of each Board Committee which are available on the Corporation's website;

  •
  published position descriptions for the Chief Executive Officer and Executive Chairman which are available on the Corporation's website;

  •
  adopted an expanded Disclosure Policy which we believe meets best practices regarding public company disclosure;

  •
  created a Disclosure Committee and implemented Disclosure Committee terms of reference;

  •
  updated its Code of Business Conduct and Ethics Policy and Whistleblower Policy;

  •
  disclosed on an aggregate and on an individual basis, the fees paid to directors;

  •
  disclosed the number of outstanding options and stock appreciation rights held by each director;

  •
  disclosed year-over-year changes in DSU ownership for directors;

  •
  disclosed all share sales by directors of which the Corporation has been made aware;

  •
  provided detailed biographical information on its directors, including age and disclosed director attendance at Board and committee meetings; and

  •
  disclosed the number of board interlocks amongst directors.

        As part of its ongoing practices:

  •
  the Board and each of its committees meet without management present as a matter of routine at each regularly scheduled Board and committee meeting;

  •
  the Board discusses business risks and new developments as part of the agenda for every regularly scheduled meeting;

  •
  the directors participate in regular ongoing education programs which range from formal strategy retreats to regular dinners, frequently with presentations by industry speakers and/or members of management;

  •
  all committees of the Board are entirely comprised of non-management directors (with the exception of the Executive Committee, which is led by the Corporation's Executive Chairman); and,

  •
  eleven out of thirteen members of the Board are independent (with reference to the Corporate Governance Guidelines).

        There are two areas in which the Board has made a deliberate decision to adopt an approach that the Board considers to be appropriate for the Corporation and which meet regulatory and operating requirements, but that some observers consider not to be corporate governance best practices:

  •
  The Corporation has two classes of common shares — one class of voting shares and one class of non-voting shares. As a condition of its broadcast licenses issued by the Canadian Radio-television and Telecommunications Commission and in order to remain eligible for certain incentives, the Corporation is required to remain Canadian controlled. By maintaining a class of voting shares that are controlled by Canadians, the Corporation is able to fulfill these requirements while still allowing non-Canadians to participate in the Corporation through ownership of the non-voting shares.

  •
  Mr. MacMillan, a founder of the Corporation, is a senior executive (but not the Chief Executive Officer) and the Chairman of the Board. The Board believes this is appropriate and had already appointed a Lead Director who is charged with ensuring the independent functioning of the Board.

        In the chart below, the Corporation's corporate governance procedures are outlined, highlighting the Corporation's compliance with Form 58-101F1 Corporate Governance Disclosure which is currently in effect. This schedule has been prepared under the direction of the Corporate Governance and Nominating Committee and approved by the Board.

Corporate Governance Disclosure
(Form 58-101FI)

Corporate Governance Disclosure (Form 58-101FI)		Compliance	Comments

1(a)	Disclose the identity of directors who are independent	Yes
The Board has reviewed the independence of each director based on the definition in section 1.4 of Multilateral Instrument 52-110, as amended, ("MI 52-110") under the Ontario Securities Act, which provides that a director is independent if he or she has no direct or indirect material relationship with the issuer. A material relationship is a relationship that could, in the board's view, be reasonably expected to interfere with the exercise of a member's independent judgment. The definition further describes criteria in which a director would be considered to have a material relationship with the issuer.

The Board has determined that the following nominees are independent: Anthony Griffiths, Pierre DesRoches, Rupert Duchesne, Harold "Sonny" Gordon, Ellis Jacob, Allen Karp, David Kassie, Margot Northey, Barry Reiter, Donald Sobey and Robert Steacy.

In reaching its conclusions, the Board took into account relationships certain of the directors have or have had with the Corporation. Mr. Karp was, until June 2005, Chairman, Emeritus of Cineplex Odeon Corporation and Mr. Jacob is President and Chief Executive Officer of Cineplex Entertainment LP, which is an exhibitor of the Partnership's theatrical releases in Canada. Mr. Steacy is a trustee of Cineplex Galaxy Income Fund and chairs its audit committee. Mr. Kassie is the Chairman and Chief Executive Officer of Genuity Capital Markets, which has provided investment-banking services to the Corporation. Mr. Kassie is the former Chief Executive Officer of CIBC World Markets, which previously provided investment-banking services to the Corporation and he is the former Vice Chairman of CIBC which is a lender to the Corporation. During the first quarter of 2005, Mr. Gordon earned a consulting fee from the Corporation of US$14,000, however the consulting relationship expired in 2005. Mr. Reiter has been a partner in a law firm which provides advice to the Corporation although Mr. Reiter is not generally personally involved in providing legal advice to the Corporation. Mr. Sobey is a major shareholder and is on the board of directors of Empire Company Limited, the parent company of Empire Theatres Limited, which is an exhibitor of the Partnership's theatrical releases in Canada.

While business relationships do exist among the Corporation and companies or partnerships controlled by or which employ certain of its directors, the Board does not believe that the relationship of any of these individuals with those other companies or partnerships could reasonably be perceived to materially interfere with that director's ability to act in the best interest of the Corporation and in none of these relationships have any payments exceeded the applicable thresholds set out in the MI 52-110 definition of "independence". Accordingly, the Board has determined that all of the directors other than Michael MacMillan and Phyllis Yaffe are independent directors.

1(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination	Yes
In fulfilling their roles as senior officers of the Corporation, the Board has determined that Michael MacMillan, Executive Chairman and Phyllis Yaffe, Chief Executive Officer are not independent nominees.
1(c)
	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.	Yes	The Board has determined that 10 of the 12 (approximately 83%) of the nominees are independent.
1(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Yes
See the table under "Election of Directors" for a list of other public boards on which each director serves.
The Board has determined that one board interlock exists (defined as any two or more directors who sit on the same board of another company). Ellis Jacob is a director and Chief Executive Officer of Cineplex Entertainment LP and Robert Steacy is a trustee, director and Chair of the audit committee of Cineplex Galaxy Income Fund.
1(e)
	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	Yes
The Lead Director chairs a session at every regularly scheduled Board meeting at which only independent directors are present to facilitate open and candid discussions among the independent directors. In Calendar 2005, there were nineteen meetings held by the independent directors, of which ten were regularly scheduled meetings.
1(f)
	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Yes
The Executive Chairman, who is not considered to be independent, chairs the board. Anthony Griffiths was appointed Lead Director effective November, 2002. The Lead Director is elected by the independent directors of the Board and must be fully independent of management. The Lead Director provides leadership to ensure the Board works in an independent, cohesive fashion, and is entitled to receive all materials and to attend all meetings of the Board's committees. The Lead Director chairs regular meetings of independent Board members without management present; acting as liaison between the independent directors and the Executive Chairman on sensitive issues. The Lead Director also consults with the Executive Chairman to set the agenda for Board meetings.

The Lead Director's primary responsibilities include:
(a) ensuring that the responsibilities of the Board are well understood by both the Board and management and the boundaries between the Board and management are clearly understood and respected;
(b) providing leadership to ensure the Board works in an independent and cohesive fashion;
(c) ensuring a process is in place to regularly assess the effectiveness of the Board, its committees and individual directors; and,
(d) ensuring a process is in place to monitor legislation and best practices which relate to the responsibilities of the Board.
1(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	Yes
See the table under "Election of Directors" for each director's attendance at Board and committee meetings held during 2005.
The Corporation's Charter of Expectations for Directors requires that directors maintain an excellent Board and committee meeting attendance record. It states that directors will strive for attendance at 100% and are expected to attend at least 75% of all regularly scheduled Board meetings and, for those committees of which they are members, 75% of all regularly scheduled committee meetings. Anything less than 75% attendance at regularly scheduled meetings, without extenuating circumstances, may create considerable concern for the Board. Directors are further expected to make reasonable efforts to attend meetings in person.

2.	Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	Yes
The Board adopted "Corporate Governance Guidelines (Including The Mandate of the Board of Directors)" (the "Board Mandate") which is available on the Corporation's website at www.allianceatlantis.com under the Corporate Governance section. The Board Mandate delineates the roles and responsibilities of the Board, including the following:

a) on an ongoing basis, satisfying itself as to the integrity of the Chief Executive Officer and other senior officers and that the Chief Executive Officer and other senior officers create a culture of integrity throughout the organization. The Human Resources and Nominating Committee achieves this through review of the Chief Executive Officer's performance. In addition, the Board monitors compliance with the Corporation's Code of Business Conduct and Ethics Policy and the Whistleblower Policy;

b) adopting a strategic planning process and approving an annual strategic plan which takes into account, among other things, the opportunities and risks of the business. As part of the strategic planning process for 2006, all Board members were active participants in the corporate planning exercise and joined the management team at a retreat to map out the corporate priorities and vision for the Corporation. This allowed the Board to interact directly with members of the management team and gain a greater understanding and appreciation for the day-to-day operations across all areas of the Corporation. This insightful context allowed the Board and management to work together to develop and agree on key objectives and priorities for the Corporation;

c) satisfying itself that it understands the principal risks of the Corporation's business, and that appropriate systems to manage these risks are implemented. Senior management reports to the Board on the principal risks faced by the Corporation and the steps implemented by it to manage these risks. The Audit Committee reviews, reports and provides recommendations to the Board on the adequacy of the Corporation's processes for identifying and managing its principal financial risks. The Board considers the principal risks of the Corporation's business in its deliberations and works with management to implement appropriate systems to manage these risks. The Board has instituted a practice of considering the risks of the business as a standard agenda item at each meeting. Certain risks the Board has identified, include competition; possible changes in government regulation; changes in technology; protection of intellectual property; the introduction of new accounting standards; level of indebtedness; satisfying regulatory requirements related to internal controls over financial reporting; and changes in consumer preferences. For a complete list of risks the Board has identified see the Corporation's Management Discussion and Analysis accompanying the 2005 Financial Statements which are available at www.sedar.com;

d) succession planning (including the training of senior management). The Human Resources and Compensation Committee reviews and reports to the Board on succession planning, senior management appointments and the development and performance of management. The Corporation has implemented a succession planning program;

e) adopting a communications policy for the Corporation (including ensuring the timeliness and integrity of communications to shareholders and establishing suitable mechanisms to receive shareholder views). The Corporation recently adopted an extensive Disclosure Policy which sets out the obligations of the Corporation and all of its directors, officers and employees to ensure it meets its obligations with respect to disclosure under current legal and regulatory requirements in its communications with shareholders, employees, financial analysts, regulatory authorities and the media. The Corporation also has a Disclosure Committee whose main purpose is to assist the Chief Executive Officer and Chief Financial Officer in oversight of the accuracy and timeliness of material disclosure made by the Corporation. Members of the Disclosure Committee include the Executive Chairman, the Chief Executive Officer, the Chief Financial Officer, the Executive Vice President & General Counsel, the Executive Vice President, Marketing, Creative Services & Public Affairs, the Senior Vice President, Finance & IT, the Vice President, Corporate Legal and the Vice President, Corporate Development & Investor Relations. The Disclosure Committee keeps the Board informed of all significant corporate developments and material information that has been disclosed and must report any significant issues arising under the Disclosure Policy.

The Corporation communicates regularly with shareholders through press releases, as well as annual and quarterly reports. All material communication with shareholders is reviewed by the Disclosure Committee and a significant portion of the Corporation's communications with its shareholders is reviewed by the Board prior to its distribution to shareholders. Investor and shareholder concerns are addressed on an on-going basis under the supervision of the Executive Vice President and Chief Financial Officer and the Vice President, Corporate Development & Investor Relations and through the Corporation's website at http://www.allianceatlantis.com.
Quarterly earnings conference calls are accessible on the Internet and/or via telephone live and on a recorded basis;

f) overseeing the integrity of the Corporation's internal control and management information systems. The Board requires that management implement and maintain adequate and effective internal control processes. The Board, through the Audit Committee, regularly assesses the integrity, adequacy and effectiveness of the internal controls and management information systems at meetings held with the external auditors, the internal audit function, the Executive Vice President and Chief Financial Officer and other members of senior management. In addition, the auditors are present at all meetings of the Audit Committee and the Audit Committee has the ability to meet privately (or with management present, as determined by the Audit Committee), with the auditors to review their recommendations.

The Corporation has a management Steering Committee whose main function is to provide guidance and oversight on the SOX compliance strategy, project plan and methodology, and to ensure process documentation and control testing requirements are met to support the certifications provided by the Chief Executive Officer and Chief Financial Officer under securities laws. The Committee is also responsible for the resolution or escalation of internal control deficiencies, should they exist, to the appropriate level of management or the Audit Committee;

g) developing the Corporation's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation. The Board Mandate sets out specific corporate governance principles and contains contact information for the Lead Director and the Corporate Secretary so that security holders may provide feedback to, or request information from the Corporation.

The Board Mandate is reviewed annually by the Corporate Governance and Nominating Committee. Expectations and responsibilities of directors are set out in each of the Board Mandate and the Corporation's Charter of Expectations for Directors.

3.(a)
	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	Yes
Position descriptions have been developed for the Executive Chairman, the Chairs of each Board committee and the Lead Director. They have been approved by the Board and are reviewed annually.
The full text of the position descriptions for the Executive Chairman, the Chairs of each Board committee and the Lead Director may be found on the Corporation's website at www.allianceatlantis.com under the Corporate Governance section.
3.(b)
	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	Yes
A position description has been developed for the Chief Executive Officer, the full text of which may be found on the Corporation's website at www.allianceatlantis.com under the Corporate Governance section. The position description has been approved by the Human Resources and Compensation Committee and is used in assessing the performance of the Chief Executive Officer.
4.(a)
Briefly describe what measures the board takes to orient new directors regarding:
(i) the role of the board, its committees and its directors, and
	(ii) the nature and operation of the issuer's business.	Yes
The Board has an informal orientation and education program in place for new directors which the Board feels is adequate having regard to the current makeup of the Board. All of the Board members, with a few exceptions, have significant experience as directors of other public companies. Ms. Yaffe and Mr. MacMillan each has extensive experience as a principal in the industry, all or most of which has been with the Corporation and its predecessor companies.

Directors receive a board manual containing a record of historical public information of the Corporation, together with the terms of references of the Board and its committees, the Board Mandate, the Charter of Expectations for Directors and relevant corporate policies and business information, which is updated annually. New directors have an opportunity to spend time with various members of senior management to discuss their areas of responsibility within the Corporation.

The Board has adopted a Charter of Expectations For Directors which clearly sets out, amongst other things, the duties and responsibilities of each director; the contribution each director is expected to make, including expectations regarding preparation and attendance; communications; independence; business knowledge; company and industry knowledge; committee work; and potential grounds for dismissal.

4.(b)
	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Yes
The Corporation encourages directors to attend continuing education courses and provides industry specific continuing education. Senior management makes presentations periodically to the Board on the main areas of the Corporation's business. In 2005, an intensive two-day retreat was arranged with the Board and the senior management team. In addition, the directors have regular dinners where a number of guest speakers are invited to speak to the Board about emerging industry issues.

Arrangements are made from time to time for the Board to view the Corporation's various facilities. Several times each year, opportunities are provided for the Board to meet with the Corporation's senior executives and deepen their understanding of the Corporation's operations.
5.(a)

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:
(i) disclose how a person or company may obtain a copy of the code;
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
	(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	Yes

The Board adopted a Code of Business Conduct and Ethics Policy ("Code of Conduct") in 2003 which applies to Directors, officers and employees. Copies of the Code of Conduct have been distributed to each employee and director of the Corporation and the Code of Conduct is available on the Corporation's website at http://www.alliance
atlantis.com/corporate/corp_govern/docs/
code_of_business_conduct.pdf. A copy may also be obtained by writing to the Corporate Secretary at the Corporation's executive offices at 121 Bloor Street East, Suite 1500, Toronto, ON M4W 3M5.
The Code of Conduct addresses, amongst other things, compliance with laws, conflicts of interest, corporate opportunity, confidentiality, fair dealing, protection and use of company assets, public company reporting, standard of conduct in the workplace and illegal or unethical behaviour.
The Corporation's Human Resources and Compensation Committee oversees the investigation of any alleged breach of the Code of Conduct and supports management in encouraging and promoting a culture of ethical business conduct. The Board has not granted any waiver of the Code of Conduct and accordingly, no such material change report has been required or filed.
The Corporation has implemented various other corporate polices which also encourage ethical conduct, including a Whistleblower Policy, a Confidentiality and Insider Trading Policy, a Disclosure Policy and a Privacy Policy.

5.(b)
	Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Yes
The Directors' Charter of Expectations requires that directors be aware of any potential conflicts, either real or perceived, to disclose such conflicts to the Board and to abstain from voting on matters relating to the conflict.
5.(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes
Directors, officers and senior employees each complete a Disclosure Statement (which is updated when circumstances change). The Disclosure Statement requires these individuals to report any real or perceived conflicts. Any conflicts reported are then investigated by the Corporation's General Counsel and reported to the Corporate Governance and Nominating Committee.
6.(a)	Describe the process by which the board identifies new candidates for board nomination.	Yes
The Corporate Governance and Nominating Committee is charged with the function of identifying new candidates for the Board. The Committee reviews, on a periodic basis, the size of the Board and the competencies and skills the Board should have as a whole and reports its findings to the Board. The Committee also determines the competencies and skills each current Director possesses and is responsible for identifying the characteristics required in new Board members and individuals who possess those characteristics.

Prior to nominating any new candidates to the Board, the Committee interviews each candidate and assesses the candidate's level of commitment in terms of time and resources to the Board. The Corporation's Charter of Expectations for Directors sets out explicitly the Board's expectations regarding director attendance and degree of preparation and participation at Board and committee meetings.

On March 30, 2005, the Board appointed Robert Steacy to the Board. On November 10, 2005, Phyllis Yaffe, the Chief Executive Officer of the Corporation was appointed to the Board and on March 2, 2006, Rupert Duchesne was appointed to the Board. Each of these appointments brings a skill set and expertise which the Board believes further enhances its effectiveness.
6.(b)
	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	Yes	The Corporate Governance and Nominating Committee is composed entirely of independent directors.
6.(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Yes
The Corporate Governance and Nominating Committee's Terms of Reference set out the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations and manner of reporting to the Board. The Committee's Terms of Reference also grant the Committee authority to engage and determine the funding for external advisers to carry out its duties.

Other functions of the Corporate Governance and Nominating Committee include: (a) responsibility for all matters pertaining to the implementation of appropriate standards of corporate governance of the Corporation; (b) establishing a process for determining the "independence" of directors, the "financial literacy" of directors, and the identification of a "financial expert", as those terms are defined from time to time, under applicable securities laws; (c) reviewing the compensation of the Board and members of Board committees and providing recommendations to the Board; (d) reviewing recommendations concerning the operation of any compensation plan pertaining to directors, including recommendations as to entitlement; and (e) assisting the Lead Director in carrying out an evaluation of the performance of the Board, the Board Committees and each individual director;

The full text of the Corporate Governance and Nominating Committee's Terms of Reference may be viewed on the Corporation's website at www.alliance atlantis.com/corporate/corp_govern/bd.asp
7.(a)	Describe the process by which the board determines the compensation for the issuer's directors and officers.	Yes
The responsibility for determining compensation for the Corporation's officers and directors is divided between two Board committees. The Corporate Governance and Nominating Committee determines, amongst other things, compensation paid to directors. In reaching its determination, the Committee considers, amongst other things, the effort required of directors, committee members and committee Chairs, as well as compensation paid to directors of peer organizations operating in the Corporation's industry. The Human Resources and Compensation Committee is responsible for determining compensation paid to senior officers.

The Board Mandate provides that each Board member is expected to hold, for the long term, significant equity in the Corporation. The Board will confirm each year that each Board member owns equity equal in value to at least five times the amount of his or her annual retainer within five years of election or appointment. Board members that do not meet this minimum must apply their annual retainers to purchase shares (or similar equity like ownership) of the Corporation until it is satisfied.
7.(b)
	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	Yes	Each of the Corporate Governance and Nominating Committee and the Human Resources and Compensation Committee of the Board is comprised entirely of independent directors.
7.(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	Yes
The Human Resources and Compensation Committee of the Board is responsible for, amongst other things, the appointment, compensation, benefits and termination of senior executives of the Corporation, the operation of equity based compensations plans available to employees, the granting of stock options to employees, management succession plans and human resources policies of the Corporation.

The responsibilities, powers and operation of the Corporate Governance and Nominating Committee are described above in 6(c).

The Terms of References for each of the Human Resources and Compensation Committee and the Corporate Governance and Nominating Committee set out that committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations and manner of reporting to the board. Each of the Terms of References also grant that Committee authority to engage and determine the funding for external advisers to carry out its duties. The full text of each of the Human Resources and Compensation Committee's Terms of Reference and the Corporate Governance and Nominating Committee's Terms of Reference may be viewed on the Corporation's website at www.allianceatlantis.com/corporate/
corp_govern/bd.asp
7.(d)
	If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Yes
During Calendar 2005, the Human Resources and Compensation Committee engaged Mercer Human Resource Consulting ("Mercer") to provide specific support to the committee in determining compensation for the Company's officers. This support consisted of (i) the provision of general market observations throughout the year with respect to market trends and issues, (ii) the provision of benchmark market data, (iii) advice on long-term incentive plan design, (iv) provision of advice regarding PSAP and stock option grant guidelines; and (v) attendance at Human Resources and Compensation Committee meetings to review market trends and long-term incentive plan design alternatives. Decisions made by the Human Resources and Compensation Committee, however, are the responsibility of the Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.

Caldwell Partners assisted the Corporation in its search for a Chief Financial Officer and offered general advice regarding appropriate compensation for that role.
8.	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Yes
In addition to the Corporate Governance and Nominating Committee, the Human Resources and Compensation Committee and the Audit Committee, the Board has an Executive Committee.
The Executive Committee acts during intervals between Board meetings and acts, subject to restraints imposed by relevant legislation, the Corporation's articles and by-laws and the common law, as a surrogate for the full Board in cases in which specific instructions have not been provided by the Board. The Executive Chairman is the Chair of the Executive Committee. Each of the other members: Anthony Griffiths, Ellis Jacob, Allen Karp, David Kassie and Barry Reiter is independent.
The Terms of Reference for the Executive Committee may be found on the Corporation's website at http://www.alliance atlantis.com/corporate/corp_govern/ board_grid/ref_terms_exec.pdf
9.
	Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	Yes
The Lead Director, with assistance from the Corporate Governance and Nominating Committee, is responsible for assessing, on an annual basis, the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. The Board and committee assessment considers the operation of the Board and its committees, the adequacy of information provided to directors, Board structure, agenda planning for Board meetings, the effectiveness of the Executive Chairman in managing Board or committee meetings, the effectiveness of the Lead Director, attendance at Board and committee meetings, and strategic planning. The annual assessment takes into account the Board Mandate and, for the committees, each committee's terms of reference.

In carrying out an evaluation of the contribution of individual directors, the committees of the Board and the Board as a whole, the Lead Director conducts a two-step process. Each director first completes a questionnaire regarding self-assessment, peer assessment and Board assessment. The Lead Director then conducts an interview with each director and reports his findings to the Corporate Governance and Nominating Committee. The assessment of individual directors takes into account the Corporation's Charter of Expectations for Directors as well as each director's unique competencies and skills which are expected to be brought to the Board. The results of a poor assessment can range from a director being encouraged to improve his or her performance to requesting his or her resignation.

Expectations of Management

        The Board's relationship with management is an open and productive one. Management uses its Board effectively and frequently seeks the advice of its outside Board members with respect to various aspects of its business. The resources available to the Corporation by virtue of the skill sets represented on the Board have enabled management to obtain relevant feedback on a broad variety of matters and, as a result, management input and direction prior to formulating its recommendations. In addition to being responsive to requests for advice, the Board has also, on occasion, taken the initiative to introduce potential opportunities for consideration by management.

        The Board expects the Corporation's management to:

  (a)
  review, on an ongoing basis (including developing and reviewing on an annual basis a comprehensive five year plan) the Corporation's strategies and their implementation in all key areas of the Corporation's activities, in light of evolving and changing market conditions and government regulations;

  (b)
  conduct a comprehensive annual budgeting process and monitor the Corporation's financial performance against the annual budget approved by the Board;

  (c)
  take the initiative in identifying opportunities and risks affecting the Corporation's business and finding means of dealing with these opportunities and risks for the benefit of the Corporation; and

  (d)
  report in a comprehensive, accurate and timely fashion on the business and affairs of the Corporation generally and on any specific matters that it considers of significant material consequence to the Corporation and its shareholders.

        The Board is confident that the Corporation's management is responsive to these expectations.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        The Corporation has purchased liability insurance for the directors and officers of the Corporation. The aggregate premium for such insurance for the one year period from July 1, 2005 to June 30, 2006 is US$936,125, no part of which is payable by the directors or officers of the Corporation. The annual insurance coverage under the policies is limited to US$75,000,000 per policy year. There is a US$5,000,000 deductible provision for securities claims and a US$1,000,000 deductible provision for all other claims that are indemnifiable by the Corporation, but no deductible provision for non-indemnifiable claims against any director or officer.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, other than as disclosed elsewhere in this Circular, no director or officer of the Corporation, any subsidiary or any insider, any nominee director, any shareholder owning more than ten percent of the voting shares of the Corporation, or any associate or affiliate of any of the foregoing has had any interest in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

        The Canada Business Corporations Act permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2007 is January 31, 2007.

DIRECTORS' APPROVAL

        The contents of this Circular and its sending to shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

                        By Order of the Board of Directors

                        ANDREA WOOD
                        Executive Vice President & General Counsel
                        and Corporate Secretary

Toronto, Ontario
May 1, 2006

APPENDIX I

EQUITY COMPENSATION PLANS

        The Corporation is providing the following disclosure with respect to the following equity compensation plans pursuant to the rules of the TSX. Each of the following equity compensation plans is a "security based compensation arrangement" for the purposes of the disclosure requirements of the TSX.

Share Compensation Plan

        The Alliance Atlantis Share Compensation Plan (the "Plan") is comprised of both the Share Option Plan and the Share Purchase Plan. The Plan received shareholder approval on September 16, 1998.

        The purpose of the Plan is to advance the interests of the Corporation by (i) encouraging stock ownership by employees, officers and directors of the Corporation or its affiliates; (ii) increasing the proprietary interest of employees, officers and directors in the success of the Corporation; (iii) encouraging employees, officers and directors to remain with the Corporation or its affiliates; and (iv) attracting new employees, officers, directors and consultants to the Corporation or its affiliates.

        Any employee, non-employee director or consultant of the Corporation or its affiliates is eligible to participate in the Plan (each eligible individual, a "Participant"). Since July 19, 2000, Michael MacMillan and Edward Riley have not been eligible to receive grants under the Share Compensation Plan.

        The maximum number of Non-Voting Securities issued and issuable from treasury under the Plan is 4,500,000 (the "Maximum Option Pool") which represents 10.7% of the Corporation's currently outstanding capital. At no time may the aggregate number of issued and outstanding options held by the non-employee directors exceed 10% of the Maximum Option Pool.

        The Corporation does not provide financial assistance to eligible members under the Plan. There are no entitlements under the Plan that have been granted but are subject to ratification by Corporation shareholders.

        Upon a sale of all or substantially all of the property and assets of the Corporation or any merger, arrangement or offer to acquire all of the outstanding Non-Voting Securities (a "Proposed Transaction"), the Corporation may give notice that all Share Purchase Plan rights ("SPP Rights") and all Share Option Plan options must be exercised within 30 days. If a Proposed Transaction is not completed within 180 days of such notice, no unexercised SPP Rights or Share Option Plan options will be affected.

        The Board, subject to any regulatory approval, has the power under the plan to amend, suspend or terminate the plan at any time, provided, however, that any such amendment, suspension or termination shall not decrease the entitlements of a participant which have accrued prior to the date of the amendment, suspension or termination. In accordance with TSX requirements, shareholder approval of amendments to the plan is generally required in the case of fundamental changes such as an increase in the number of common shares issuable under the plan or any change to the eligible participants which would have the potential of broadening or increasing insider participation. However, shareholder approval would generally not be required in the case of (a) amendments of a "housekeeping" nature, (b) a change to the vesting provisions of options or the plan, (c) a change to the termination provisions of options or the plan which does not entail an extension beyond the original expiry date, and (d) the addition of a cashless exercise feature, payable in cash or common shares, which provides for a full deduction of the number of underlying common shares from the plan reserve.

  Share Option Plan

        As at May 1, 2006, there were outstanding 2,169,275 options to acquire Non-Voting Securities at exercise prices ranging from $12 to $36. The number of shares issuable pursuant to outstanding options under the Share Option Plan is equal to approximately 5% of the Corporation's currently outstanding Non-Voting Securities.

        The maximum number of Non-Voting Securities available for issuance under the Share Option Plan, together with the total number of shares issuable under all other share option plans of the Corporation shall at no time exceed 9.9% of all the total shares outstanding from time to time.

        The Share Option Plan provides that no more than an aggregate of 5% of Non-Voting Securities outstanding at the time of the grant (on a non-diluted basis) may be issued to any one person. The Board will establish the exercise price of a Share Option Plan option at the time each option is granted on the basis of the closing price of the Non-Voting Securities on the market with the highest closing price on the last trading date preceding the date of the grant. If there is no trading on the date the exercise price will be the average of the bid and ask on the date preceding the date of the grant.

        Share Option Plan options must be exercised no later than 10 years after the date of the grant. The Board may also determine when any option will become exercisable and may determine that the option will be exercisable in installments. The Share Option Plan provides for automatic vesting of options in the event of a change of control of the Corporation.

        If a Participant ceases to be eligible under the Plan for any reason other than death, each option held by the Participant will cease to be exercisable 30 days after the termination date, unless specifically provided otherwise. If a Participant dies, the legal representatives of the Participant may exercise the options held by the Participant (as long as such options were exercisable by the Participant on the date of death) only within 180 days after the date of the Participant's death, unless specifically provided otherwise.

  Proposed Amendment

        In February, 2006, the Board approved, subject to shareholder approval, an amendment to the definition of "Eligible Person" under Section 1.4.G of the Share Compensation Plan so as to no longer exclude Messrs. MacMillan and Riley from future option grants.

  Share Purchase Plan

        The Share Purchase Plan provides that no more than an aggregate of 5% of Non-Voting Securities outstanding at the time of purchase may be purchased by any one person. Under the Share Purchase Plan, each Participant may purchase that number of Non-Voting Securities as has a purchase price equal to or less than 10% of the Participant's annual salary the year in which the purchase is made. The maximum number of Non-Voting Securities available for issuance from treasury under the Share Purchase Plan is 100,000 representing 0.2% of the Corporation's outstanding capital. There is no set maximum number of Non-Voting Securities available for issuance to insiders.

        SPP Rights may be exercised during a period specified by the Board, which is not to exceed 30 days (the "Open Period"). The Board will establish the purchase price for the Non-Voting Securities for each Open Period on the basis of the simple average of the high and low trading prices of the Non-Voting Securities on the market with the largest trading volume of the Non-Voting Security on the five consecutive trading days preceding the first day of that open period. The Plan provides that, at the discretion of the Board, the share price may be established at the market price less a discount fixed by the Board to a maximum discount of 10%. However, the share price established by the Board will in all cases, not be less than that required by any applicable regulatory authority.

        If a Participant ceases to be eligible under the Plan for any reason whatsoever other than death, the person has 30 days to complete the purchase of Non-Voting Securities under the Share Purchase Plan. If a Participant dies, then the payment period will be 180 days after the Participant's death rather than 30 days after the termination.

        SPP Rights and Share Option Plan options may be granted to an RRSP or a holding company established by and for the sole benefit of the Participant. No Participant may otherwise deal with the SPP Rights or Share Option Plan options except in accordance with the Plan. SPP Rights and Share Option Plan options are not otherwise transferable.

        The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation and subject to any required regulatory or shareholder approval. No amendment, suspension or termination will alter or impair any SPP Rights or Share Option Plan options, or any rights pursuant thereto, granted previously to any participant (or their RRSP or holding company) without the consent of that participant.

Alliance Atlantis Alternate Compensation Plan

        The Alliance Atlantis Alternate Compensation Plan, approved by the shareholders of the Corporation on September 16, 1998, allowed the Corporation to meet its payment obligations to its directors for directors' fees and to pay certain performance bonus obligations to its employees, in both cases including its executive officers, through the issuance of Non-Voting Securities. The maximum number of treasury Non-Voting Securities issuable under this plan was 150,000, representing 0.4% of the Corporation's current outstanding capital, of which 13,538 had been issued as of May 1, 2006. On September 29, 2005 the Board terminated the Alliance Atlantis Alternate Compensation Plan (without prejudice to any grants made under the Plan prior to its termination). No grants had been made under this plan since 1999 as it overlapped with the DSU Plan.

Performance Share Appreciation Plan

        Effective April 1, 2003, the Board approved and the Corporation implemented the PSAP to replace the then existing long-term incentive plan that expired on March 31, 2003. The PSAP was designed to advance the interests of the Corporation by further promoting alignment of interests between senior executives and directors of the Corporation and the shareholders of the Corporation, encouraging senior executives and directors to remain with the Corporation or its affiliates and attracting senior executives and directors to the Corporation or its affiliates.

        Each senior executive and director of, and any consultant to the Corporation or its affiliates was eligible for participation under the PSAP and awards could be granted by the Board in each of 2003, 2004 and 2005 (each eligible individual under the PSAP, a "Participant"). Upon the grant of an award, it was at the discretion of the Participant whether to receive the award in either PSAP Units or PSAP Options (collectively, PSAP Units and PSAP Options are "PSAPs or PSAP Awards"). In 2003 and 2004, all recipients under the PSAP elected to receive their PSAP Awards in PSAP Units. No PSAP Awards were granted in 2005. A total of 1,422,000 had been issued as at May 1, 2006, representing approximately 3.4% of the outstanding Non-Voting Securities. The following PSAP Units have been granted:

	2003 Awards (Grant Price — $17.50)	2004 Awards (Grant Price — $19.82)
Mr. MacMillan	300,000	400,000
Mr. Martin	100,000	150,000
Ms. Yaffe	100,000	150,000
Mr. Riley	75,000	75,000
Directors (each)	5,000	3,000

        Except as set out below for Mr. MacMillan, PSAP Awards granted will vest one-third per year commencing on the first anniversary of the grant date. In the case of Mr. MacMillan, the vesting schedule is as follows: 16.7% will vest on each of the first two anniversaries of the grant date and 66.6% will vest on the third anniversary of the grant date.

        Vested PSAP Units may be exercised within ten business days after each calendar quarter. If no election is made to exercise, the vested PSAP Units will be rolled-over and will not be eligible for exercise until the end of the following calendar quarter.

        The PSAP provided that PSAP Awards were tied to Non-Voting Security price enhancement and performance of the Non-Voting Security price relative to the performance of the S&P/TSX Composite Index. However, effective December 19, 2005, the TSX announced a substantial change to the composition of the S&P/TSX Composite Index when it added certain income trusts and a few other companies. Management, in consultation with Mercers, the Corporation's compensation consultants, recommended that an administrative amendment be made to the PSAP so that the performance of the Corporation be measured against the S&P/TSX Equity Index (the "Equity Index"), which was created by the TSX effective December 19, 2005. The Equity Index is made up of all of the equity constituents of the S&P/TSX Composite Index prior to the addition of the income trusts and other companies and more closely resembles the S&P/TSX Composite Index that existed at the time of the creation of the Plan. The Board of Directors approved the amendment effective December 19, 2005.

        The value of each PSAP Unit is linked to the appreciation in price of a Non-Voting Security and has no value at the date of grant. PSAP Units accrue value based on two elements: (i) increases in the Non-Voting Security price during the term; and (ii) with respect to the total shareholder return ("TSR") of the Non-Voting Securities relative to shares of other companies on the Index. If the Corporation's TSR from the date of the award to the time of exercise relative to the aggregate TSR of the other companies included in the Index is (i) in the top quartile, the payout will be multiplied by 125%; (ii) in the second quartile, the payout will be multiplied by 100%; (iii) in the third quartile, the payout will be multiplied by 75%; and (iv) in the bottom quartile, the payout will be multiplied by 50%. Payouts will be equal to the number of PSAP Units exercised multiplied by the increase in the PSAP Unit value from the date of grant, multiplied by the percentage reflecting the Corporation's relative TSR performance. For the calendar quarter ending December 31, 2005, the Corporation's TSR was in the top quartile of the Equity Index in relation to the 2003 PSAP Awards and in the second quartile in relation to the 2004 PSAP Awards; the result being that the value of the 2003 PSAP Units exercised at that time would be multiplied by 125% and the value of the 2004 PSAP Units exercised at that time would be multiplied by 100%.

        No shares will be issued from treasury to satisfy PSAP Option exercises unless applicable shareholder and regulatory approvals have been obtained. The term of PSAP Awards will be three years and ten business days from the date upon which the PSAP Unit or PSAP Option was granted by the Board.

        In the event of a change of control of the Corporation, all PSAP Awards (vested and unvested) will immediately become exercisable if so elected by the Participant within 30 days after the change of control. In the event of a Proposed Transaction, the Corporation may give written notice to all Participants that their PSAP Awards will vest immediately on the closing of the Proposed Transaction and may only be exercised concurrently with the closing of the Proposed Transaction.

        Upon a Participant's Termination(1), PSAP Units will be treated as set out below:

Reasons for Termination	Exercisable Until
Termination without cause	Unvested PSAP Units that would have vested under the applicable notice or severance period will be automatically exercised and the Participant will be paid the PSAP Unit value per PSAP Unit in cash.
Death or disability	Entitled to unvested PSAP Units that would have vested within a year of termination pro-rated to the termination date. The calculation date will be the termination date.
Termination for any other reason (including for just cause or retirement)	Each vested PSAP Unit will be automatically exercised on the termination date and the Participant will be paid the PSAP Unit value per PSAP Unit in cash.

        Upon a Participant's Termination1, PSAP Options will be treated as set out below:

Reasons for Termination	Exercisable Until
Termination without cause	PSAP Options held by the Participant that were vested on the termination date and any unvested PSAP Options that would have vested under the notice or severance period applicable, will be exercisable for a 30 day period after the termination date.
Death or disability	Within 180 days after the termination date, the legal representatives of the Participant may exercise all vested PSAP Options and unvested PSAP Options that would have vested in the year of termination, pro-rated to the termination date.
Termination for any other reason (including for just cause or retirement)	PSAP Options held by the Participant that were vested on the termination date will be exercisable for a 30 day period after the termination date.

Note:

(1)
Termination means the Participant ceases to be an eligible person under the PSAP for whatever reason.

        PSAP Units and PSAP Options are non-transferable and non-assignable. The Board may amend, suspend or terminate PSAP Awards or any portion thereof at any time in accordance with applicable legislation, and subject to any required regulatory or shareholder approval.

        Recipients who are not entitled to receive option grants under the Corporation's Share Compensation Plan are not entitled to receive awards as PSAP Options without shareholder approval. The Corporation does not provide financial assistance to Participants under the PSAP.

Former Alliance Employee Stock Option Plan

        On September 21, 1998, the date the arrangement (the "Arrangement") between Alliance Communications Corporation ("Alliance") and Atlantis Communications Inc. became effective, all outstanding options to acquire shares of Alliance at that time became exercisable. These options were issued under the former Alliance Communications Employee Stock Option Plan (the "Former Alliance Plan") in effect prior to the Arrangement and are now governed by the Corporation's current Plan. All outstanding options granted under the Former Alliance Plan were converted to options of Alliance Atlantis Non-Voting Shares and, since the Arrangement, no further options may be granted under the Former Alliance Plan.

        The purpose of the Former Alliance Plan was to attract, retain and motivate directors, officers and employees of Alliance and its subsidiaries, and to advance the interests of the corporation by encouraging stock ownership. Any director, officer or employee of Alliance or any subsidiary, or any other service provider (each an "Eligible Person") or a corporation controlled by an Eligible Person, was eligible to participate in the Former Alliance Plan.

        The Former Alliance Plan was administered by the compensation committee of the Alliance board of directors. The Alliance compensation committee determined the terms and conditions of the option, including the option price of each option, subject to the restriction that in no circumstances could it be lower than the market price on the date on which the option grant was approved by the committee.

        The aggregate number of shares reserved for issuance under the Former Alliance Plan, and any other Alliance option plans, was 1,750,000, representing 4.2% of the Corporation's current outstanding capital, or such greater number of shares as approved by the Alliance board of directors, and if required, by the shareholders of Alliance and any other regulatory authority or stock exchange.

        In the event that no specific determination was made by the Alliance compensation committee with respect to any of the following matters, each option contained the following terms and conditions:

  (i)
  options were exercisable for 5 years and thirty days from the date of grant; and

  (ii)
  the optionee could not exercise the option for more than 20% of the shares covered by the option during each 12 month period following the first anniversary of the date of the grant; provided, however, that if the number of shares purchased pursuant to exercises during any such 12 month period was less than 20% of the shares covered by the option, the optionee could purchase such number of shares subject to the option which were purchasable, but not purchased by him or her, during such 12 month period.

        The term of an option could not exceed 10 years from the date of the grant. No options could be granted to any optionee if the total number of shares issuable to such optionee under the Former Alliance Plan, together with any shares reserved for issuance to such optionee under options for services or any other Alliance stock option plans, would exceed 5% of the issued and outstanding shares of Alliance. Options could be assigned to a related corporation of the Eligible Person.

        No options could be granted to any optionee if such grant could result, at any time, in:

  (i)
  the number of shares reserved for issuance pursuant to options or other stock options granted to insiders exceeding 10% of the issued and outstanding shares of Alliance;

  (ii)
  the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the issued and outstanding shares; or

  (iii)
  the issuance to any one insider and such insider's associates, within a one-year period, of a number of shares exceeding 5% of the issued and outstanding shares of Alliance.

        Options and all rights to purchase shares pursuant thereto expired and terminated immediately upon the optionee ceasing to be an Eligible Person. However, if, before the expiry of an option an optionee ceased to be an Eligible Person (an "Event of Termination") for any reason other than his or her resignation or termination for 'cause', or his or her resignation or failure to be re-elected as a director of Alliance, then the optionee could:

  (i)
  exercise the option to the extent that he or she was entitled to do so at the time of such Event of Termination, at any time up to and including, but not after, a date three months following the date of such Event of Termination, or prior to the close of business on the expiration date of the option, whichever is earlier; and

  (ii)
  with the prior written consent of the Alliance board of directors or its compensation committee, exercise a further option at any time up to and including, but not after, a date three months following the date of such Event of Termination, or prior to the expiration date of the option, whichever was earlier, to purchase all or any of the optioned shares up to the number of optioned shares the optionee would have otherwise been entitled to purchase had the optionee's status as an Eligible Person been maintained for the term of the option.

        Upon an optionee's death, the optionee's legal representative(s) could, subject to the terms of the option and the Former Alliance Plan:

  (i)
  exercise the option to the extent that the optionee was entitled to do so at the date of his or her death at any time up to and including, one year following the date of death of the optionee, or prior to the expiration date of the option, whichever is earlier; and

  (ii)
  with the prior written consent of the Alliance board of directors or its compensation committee, exercise at any time up to and including, a date one year following the date of death of the optionee, a further option to purchase all or any of the optioned shares as the Alliance board of directors or its compensation committee designated but not exceeding the number of optioned shares the optionee would have otherwise been entitled to purchase had the optionee survived.

        Options were not affected by any change of employment of the optionee or by the optionee ceasing to be a director of Alliance provided that the optionee continued to be an Eligible Person.

        The Alliance board of directors could amend or discontinue the Former Alliance Plan at any time, provided, however, that no such amendment would materially and adversely affect any option previously granted without the consent of the optionee, except to the extent required by law. If required, such amendment would be subject to the prior approval of, any stock exchange on which the Alliance shares were listed.

        The Former Alliance Plan was approved by shareholders of Alliance on September 18, 1994, and was amended by the directors of Alliance on June 13, 1995. As at May 1, 2006, under the Former Alliance Plan, there were 28,520 options to acquire Non-Voting Securities at exercise prices ranging from $12.00 to $13.80. The number of shares issuable pursuant to outstanding options under the Former Alliance Plan is equal to approximately 0.07% of the Corporation's currently outstanding Non-Voting Securities.

OTHER COMPENSATION PLANS

Deferred Share Unit Plan

        The DSU Plan was approved by the Board as of May 31, 1999. The purpose of the DSU Plan is to promote a greater alignment of interest between the directors and senior executives of the Corporation and the shareholders of the Corporation. Any director or senior officer of the Corporation is eligible to participate in the DSU Plan, as well as any subsidiary of the Corporation identified by the Human Resources and Compensation Committee as being eligible to participate (each eligible individual, a "Participant").

        The number of DSUs received by a Participant is determined by dividing the amount of the remuneration to be paid to the Participant in the form of DSUs on the date on which the remuneration is to be paid (the "Purchase Date") by the closing price of the Non-Voting Security on the TSX on the most recent day preceding the Purchase Date on which the Non-Voting Securities were traded on the TSX.

        Upon the termination of a Participant's service as an eligible individual under the DSU Plan, a Participant may receive, at his or her election, but subject to the discretion of the Human Resources and Compensation Committee:

  (i)
  cash equal to the number of DSUs credited to the Participant's account multiplied by the fair market value of the Non-Voting Securities on the date the notice of redemption is filed by the participant; or

  (ii)
  that number of Non-Voting Securities equal to the amount described in (i) divided by the fair market value of the Non-Voting Securities on the Purchase Date in the public market by a trustee for the benefit of the participant.

        Rights respecting DSUs are non-transferable and non-assignable. No shares are issuable from treasury under the DSU Plan. If payments are to be satisfied by Non-Voting Securities, such Non-Voting Securities will be purchased in the market.

        The Board may amend the DSU Plan as it deems necessary or appropriate, subject to applicable corporate, securities and tax law requirements, but no amendment will, without the consent of the Participant or unless required by law, adversely affect the rights of a Participant with respect to deferred share units that have been accredited to the account of the Participant at the time of such amendment to the DSU Plan. There are no entitlements under the DSU Plan that have been granted that are subject to ratification by the shareholders.

        As at May 1, 2006, 107,899 DSUs have been issued. There is no set maximum number of DSUs issuable under the DSU Plan.

Restricted Share Unit Plan

        The RSU Plan was approved by the Board in February, 2006. The RSU Plan is one component of the Corporation's long-term incentive plan. Any full time senior officer or director of the Corporation and its affiliates, as designated by the Human Resources and Compensation Committee, is eligible to participate in the RSU Plan.

        Under the RSU Plan, senior officers and directors are entitled to receive awards of RSUs in accordance with the position and responsibility of the executive, total compensation, individual performance assessment in the current year and anticipated future potential contribution to the Corporation. RSUs will vest and pay out on the third anniversary of the date of grant (the "Vesting Date") where the Corporation outperforms a peer group of Canadian-based companies. The Corporation's performance is based on the Corporation's TSR (increase in share price over the three years, plus dividends) of the Non-Voting Securities relative to the TSRs of the peer group.

        Effective as of the Vesting Date, or, in the Corporation's absolute discretion, prior to the Vesting Date, the Corporation shall redeem all of each participant's RSUs, by making a lump sum cash payment (net of any applicable withholdings) equal to the number of RSUs credited to the Participant's RSU account on such date multiplied by the fair market value per Non-Voting Security determined as at such date, or by, in the discretion of the Human Resources and Compensation Committee, the market purchase of one Non-Voting Security for each RSU credited to the participant's RSU account.

        If the employment of a participant ceases for any reason, prior to the Vesting Date, the participant shall, unless otherwise expressly determined by the Human Resources and Compensation Committee in writing, forfeit all rights, title and interest with respect to RSUs which have not vested on or prior to a participant's termination date.

        Rights respecting RSUs are non-transferable and non-assignable other than by will or the laws of descent and distribution.

        The Human Resources and Compensation Committee may amend, suspend or terminate the Restricted Share Unit Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required regulatory or shareholder approval. No amendment, suspension or termination may materially adversely affect any RSUs, or any rights pursuant thereto, granted previously to any participant without the consent of that participant.

        There are no entitlements under the Restricted Share Unit Plan that have been granted that are subject to ratification by the shareholders. No shares are issuable from treasury under the Restricted Share Unit Plan.

        As at May 1, 2006, 34,475 RSUs have been issued. There is no set maximum number of RSUs issuable under the Restricted Share Unit Plan.

Retirement Savings Program

        The Corporation's new Retirement Savings Program consisting of a Group Retirement Savings Plan and a corresponding Deferred Profit-Sharing Plan, was approved by the Board on December 6, 2005 to take effect as of April 1, 2006. Under the Retirement Savings Program, each permanent employee in Canada who contributes to the Corporation's Group Retirement Savings Plan will receive a matching contribution from the Corporation which is currently up to 2.5% of the employee's base salary, subject to limitations set by applicable legislation. While the participant employee's contribution will be held in the Corporation's Group Retirement Savings Plan the Corporation's contribution will be held in a Deferred Profit-Sharing Plan. The Corporation's contribution will vest once a participant employee has reached two years of continuous service with the Corporation or one of its subsidiaries, and will not be transferable by the employee until he or she ceases employment with the Corporation.

        If a participant employee terminates employment other than by retirement before the completion of two years of continuous service, the employer will not be entitled to a benefit under the Plan.

        If a participant employee terminates employment other than by retirement after the completion of two years of continuous membership, the employee will be entitled to receive a cash refund equal to the value of the employee's account.

        Instead of receiving a cash refund, the participant employee may elect, within the prescribed time period and as permitted by the Income Tax Act (Canada), to purchase an immediate or deferred life annuity, with a guaranteed term not to exceed 15 years, or to transfer the benefit to one of the following:

  •
  a registered retirement savings plan;

  •
  a registered retirement income fund;

  •
  a registered pension plan;

  •
  another deferred profit sharing plan; and

  •
  another insurer to purchase an immediate or deferred life annuity.

        There are no entitlements under the Retirement Savings Program that require shareholder approval.

Advertising Sales Commission Plan

        The Corporation has in place a sales commission plan designed to incent and compensate the broadcast advertising sales team for the achievement of sales levels against the plan, while remaining competitive with similar plans within the industry. The commission plan is based on achieving and exceeding the Corporation's broadcast group's cash sales targets on a quarterly and annual basis.

Consideration Pool Plan — Motion Picture Distribution LP

        The Alliance Atlantis Consideration Pool Plan is a retention bonus pool comprised of two pools of $3 million each referred to as Pool A and Pool B. Bonuses are payable over a number of years to participating executives of the Partnership and related entities who have agreed to extend their contracts to 2009 and who remain in the employ of the Partnership at the time the payments are made. Pool B payments accelerate on a change of control of Alliance Atlantis and will be made in the case of a participant's death. A wholly-owned subsidiary of the Corporation, Alliance Atlantis Productions Ltd. ("AAPL"), will fund the plan.

Capital Pool Plan — Motion Picture Distribution LP

        The Alliance Atlantis Capital Pool Plan is an option plan for certain employees of affiliates of the Partnership. Under this plan, participants are entitled to receive options on shares of a subsidiary of the Corporation. Upon exercising those options, participants or AAPL can elect to exchange the option shares for subordinated limited partnership units ("Subordinated LP Units"). AAPL is a subsidiary of the Corporation that holds 51 percent of the units of the Partnership. It has set aside 600,000 of its Subordinated LP Units for this plan. Those units will continue to be owned and voted by AAPL until transferred to a participant on the exercise of the exchange right. At the time of exchange, AAPL will be entitled to substitute Units and/or cash in lieu of the Subordinated LP Units.

        The option grants will vest at the rate of 25% per year if all target distributions are made on all Partnership units, which include ordinary limited partnership units ("Ordinary LP Units") and Subordinated LP Units, in that year.

        Options will accelerate proportionately if Alliance Atlantis sells any of its Subordinated LP Units. Participants have "tag along" rights that permit them to participate in a sale by the Corporation of its Subordinated LP Units and the Corporation has "drag along" rights that require participants to participate in a sale of Subordinated LP Units by the Corporation. Options will accelerate (a) on the sale of Movie Distribution Income Fund or the Partnership, and (b) as necessary to permit participants to participate in tag alongs and drag alongs.

        Amounts equivalent to distributions on the 600,000 Subordinated LP Units will be paid to participants pro rata immediately upon option grant and are not subject to vesting.

        With respect to vested options, a participant who (i) is fired for cause will have 30 days thereafter to exercise; (ii) resigns will continue to be entitled to exercise but not prior to the date Subordinated LP Units convert into Ordinary LP Units; and (iii) ceases employment for any other reason will be entitled to exercise at any time. Unvested options will be forfeited if a participant ceases to be employed by affiliates of the Partnership.

Equity Bonus Plan — Motion Picture Distribution LP

        The Alliance Atlantis Equity Bonus Plan is a cash bonus plan of $10 million payable to participating executives of the Partnership and related entities who have agreed to extend their contracts to at least June 30,

2009. Payouts will be made if the Corporation sells all or any portion of the Subordinated LP Units it indirectly owns, or if the Subordinated LP Units are converted into Ordinary LP Units of the Partnership upon satisfaction of the applicable conversion tests. Participants must remain in the employ of the Partnership or its affiliates at the time of the payout except that certain executives of the Partnership are also entitled to receive benefits under the Plan if payments become payable within 6 months after they cease to be employed. No grants have been made under the Equity Bonus Plan, however certain executives of the Partnership are each entitled to receive not less than 25% of the bonus pool.

EXHIBIT 1

RESOLUTION OF THE SHAREHOLDERS
OF
ALLIANCE ATLANTIS COMMUNICATIONS INC.
(the "Corporation")

Amendment Of Share Compensation Plan

"BE IT RESOLVED THAT"

1.
The definition of "Eligible Person" under Section 1.4.G of the Share Compensation Plan is amended to remove the exclusion of Messrs. Michael I.M. MacMillan and Edward A. Riley for the purposes of qualifying for future share option grants; and

2.
Any director or officer of the Corporation be authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed and deliver or cause to be delivered, all such documents and instruments, and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary or desirable to carry out the intent of this resolution."

QuickLinks

ALLIANCE ATLANTIS COMMUNICATIONS INC. ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS JUNE 19, 2006 MANAGEMENT PROXY CIRCULAR
APPOINTMENT OF AUDITORS
SUMMARY COMPENSATION TABLE
OPTION/STOCK APPRECIATION RIGHTS GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
AGGREGATED OPTION/STOCK APPRECIATION RIGHTS EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/STOCK APPRECIATION RIGHTS VALUES
EMPLOYMENT CONTRACTS
COMPOSITION OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE
REPORT ON EXECUTIVE COMPENSATION
COMPENSATION OF DIRECTORS
Table of Directors Options and PSAP Grants
COMPENSATION PLANS
Equity Compensation Plans
Table of Equity Compensation Plans
Other Compensation Plans
INDEBTEDNESS
CORPORATE GOVERNANCE PROCEDURES
Corporate Governance Disclosure (Form 58-101FI)
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS
SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING
DIRECTORS' APPROVAL
APPENDIX I EQUITY COMPENSATION PLANS
OTHER COMPENSATION PLANS
EXHIBIT 1 RESOLUTION OF THE SHAREHOLDERS OF ALLIANCE ATLANTIS COMMUNICATIONS INC. (the "Corporation")